Form 10-K, Exhibit 13
period 1996-12-31
NATURAL MICROSYSTEMS CORP
filed 1997-03-31
CIK 915866

                                     Open

                             [PHOTO APPEARS HERE]

                             [PHOTO APPEARS HERE]

                             [PHOTO APPEARS HERE]

                              Telecommunications

                    Natural MicroSystems 1996 Annual Report

                                     Open

                           [PLUS SIGN APPEARS HERE]

                              Telecommunications

--------------------------------------------------------------------------------

                                                                   OPPORTUNITIES

[PHOTO AND WORDS APPEARS HERE]

[PHOTO APPEARS HERE]

Not that long ago, the term "Open Telecommunications" would have been considered an inherent contradiction. Today, standard computers and telephone networks -- once discrete technologies and markets -- are converging with a force and an impact that will have lasting repercussions on the way people communicate. The way companies do business. And the way telecommunications companies compete.

Enabling this convergence is the business of Natural MicroSystems(TM). Since 1983, Natural MicroSystems has offered technologies and standards that bring the power and flexibility of open computing to high-value telecommunications systems and applications. We pioneered the first use of a digital signal processor (DSP) in a standard PC in 1983; the first industry-standard telephony bus in 1990; and more recently, Fusion -- the first scalable approach to interoperability between voice and data networks.

Open Telecommunications/TM/ from Natural MicroSystems is making it possible for our partners to dramatically shorten time-to-market for innovative, high performance, high capacity, multimedia communications systems and applications.

Like applications platforms that enhance the revenues and competitive position of service providers. Integrated voice response (IVR) and workflow systems. Call centers intergrated with websites. Internet fax systems. Gateways that allow telephone networks to interoperate with data networks. Even the creation of open, standards-based components of the telephone network infrastructure.

By enabling the merger of open computing and telecommunications platforms, Natural MicroSystems has helped its partners create new markets, new value for their customers and new opportunities to grow.

--------------------------------------------------------------------------------

[PHOTO APPEARS HERE]


                                    Vision

                                       +

                                  Performance





[BAR GRAPH OF REVENUES APPEARS HERE]

                 [BAR GRAPH OF OPERATING INCOME APPEARS HERE]

                              [BAR GRAPH OF RESEARCH & DEVELOPMENT APPEARS HERE]

                   An amazing year for Natural MicroSystems.

                                                          LETTER TO STOCKHOLDERS

To our stockholders,

1996 was a great year for Natural MicroSystems. We expanded our business into new and promising market segments, introduced a new technology platform that quickly earned us several important design wins, and continued to innovate solutions that expand the capabilities of our valued partners.

In financial terms, it was a year of significant revenue growth, improved profitability and a stronger balance sheet. Our revenue increased 57 percent to $51.5 million. Operating income grew by 78 percent due to improved margins, and we achieved our target 15 percent operating margin. We also strengthened our balance sheet by achieving a 20-day improvement in our days sales outstanding and by raising $31 million in a successful secondary offering early in the year. These accomplishments have created a solid foundation for our future growth.

Strong customer relationships are the core of our success, and in 1996, we continued to win design awards from important new customers, such as Atlas Telecom, Boston Technology, Inter-Tel, Lucent Technologies, Netiphone and Science Dynamics in North America, as well as CVF, Eureka Soft, KUAB, Siemens Taiwan and Techlight Technology in our international markets. Equally important are design awards from existing customers, such as Alcatel and Aspect Telecommunications, which demonstrate a high level of satisfaction with our products and services.

In June, we vaulted into the leadership position in PC-based Intelligent Networking (IN) with our acquisition of TEKnique, Inc. TEKnique's products include Signaling System 7 (SS7), an international standard for network management, as well as widely-deployed data communications technologies, including X.25 and TCP/IP routing. IN services are a key growth area for our customers, and TEKniques's SS7 technology will enable us to satisfy a core requirement for many existing customers as well as new accounts.

We also launched a major new market initiative in IP (Internet Protocol) telephony with the introduction of our Fusion platform, which resulted in several important new-business relationships in 1996.

As the convergence of telephone and data networks transforms the telecommunications industry, Fusion positions us extremely well to play a significant role in this major technological shift.

As we pursue new opportunities, its essential that we maintain the highest level of quality in our products and processes, and in late 1996, we reached a milestone by successfully completing certification audits under ISO 9002 international quality standards.

1996 was also a year in which we further developed our business outside of North America. In Europe, we successfully completed the integration of VOX and implemented a product plan that builds on the considerable engineering strength we have in Europe. Improved results in the fourth quarter indicate that our confidence in these markets is well placed. Elsewhere, we significantly expanded our Hong Kong office and opened a new office in Buenos Aires to take advantage of growing opportunities in Asia and Latin America.

Looking ahead, Natural MicroSystems will continue to pursue the same four goals that brought us success in 1996: partnering with our customers; extending our technology leadership; turning in a solid financial performance; and creating a work environment where our people can contribute, grow and have fun.

We clearly made progress against each of these goals in 1996. We are a much stronger company as a result of our achievements, and by extending our technology into new areas such as IP telephony, we have shown our ability to reinvent ourselves -- a skill we will continue to practice as we grow and mature.

The people of Natural MicroSystems can be proud of our accomplishments in 1996. Their tireless enthusiasm and unwavering customer commitment remain our most treasured assets. I'd also like to thank our customers and partners. There is no greater satisfaction for us than to enable their success. And to our stockholders, we express our gratitude for your continued support and confidence in us.

Sincerely,


/s/ Bob Schechter

Bob Schechter
Chairman, President and Chief Executive Officer

[PHOTO APPEARS HERE]

               (left) Frank Dick, Engineering  (right) Anne Lee, Engineering


                                 Architecture

                                       +

                                     Tools



                                                            [PHOTO APPEARS HERE]

        (left) Chuck Linton, Engineering  (right) Ed Coleman, Engineering

--------------------------------------------------------------------------------
                                                           Advanced Capabilities

                       The freedom and power to innovate

[PHOTOGRAPH APPEARS HERE]


Enabling technologies. Building blocks. Telephony engines. Embedded computers. Hardware and software components. However you describe them, our products are designed with one goal in mind: to bring to reality the vision of communications systems designers.

Natural MicroSystems provides a range of technologies that allow developers to focus on meeting the needs of their customers rather than solving the intricacies of telephone networks or digital signal processing. This is the value of open systems; developers can take advantage of standards-based building blocks, leveraging others' product development efforts to build solutions that optimize their own knowledge and creativity.

Our family of products provides such fundamental functions as switching; voice recording and playback; speech recognition; tax reception and transmission; the conversion of text to speech, voice to data, and data to voice; and physical and logical interfaces to a wide range of telephone and data networks. And they adhere to widely-accepted standards for easy integration into communications networks around the world.

We make these technologies available in a cohesive, forward-looking framework which we call Telephony Services Architecture/TM/(TSA). TSA encompasses the hardware required to deliver these functions, as well as the software tools used to incorporate them into communications systems. And because TSA is an open architecture, it also provides open interfaces, thereby giving designers access to technologies from other companies. We offer these capabilities on standard computing platforms such as PCs so that developers can take full advantage of the wealth of products, tools and support that open systems provide, maximizing their usability and minimizing development time and effort.

To our partners, this means something very important: the ability to create solutions as unique and comprehensive as their markets demand. As far-reaching as their customers' aspirations. And as quickly as the market-place changes.

This is the essence of Open Telecommunications.

--------------------------------------------------------------------------------

[PHOTO APPEARS HERE]


                                     Voice

                                       +

                                     Data

                                                            [PHOTO APPEARS HERE]

                     The reinvention of telecommunications


                                                                      THE FUTURE

[PHOTO APPEARS HERE]

http://www.nmss.com


IP Telephony: any telephony application (voice, fax, etc.) that can be enabled across a packet-switched data network via the Internet Protocol.


Until recently, voice and data networks have existed in parallel -- sometimes sharing clients, facilities and often resources and support staff -- but literally insulated from each other.

But the environment is changing rapidly. Increasingly, communications that have been traditionally supported by telephone networks -- voice, fax and videoconferencing -- will be hosted on data networks. The convergence of telephone and data networks, both public and private, will profoundly change not only the way we communicate, but also the fundamental economics of telecommunications. The most enduring and beneficial impact of this breakthrough is nothing less than the transformation of business processes -- from more efficient electronic commerce to rich applications that integrate telephone calls and data in more affordable and widely available communications services.

It's already happening. Leading telecommunications systems suppliers are creating long distance bypasses that can save corporations millions of dollars. Web-enabled call centers are providing customers with richer, more rewarding communications. And Internet Service Providers (ISP) are preparing to offer a range of enhanced services, including voice, fax and videoconferencing. All of these solutions generate tremendous value by solving new problems -- or by solving existing problems in innovative ways.

Natural MicroSystems has led the way in making these solutions possible with the introduction of Fusion - our gateway technology for IP telephony. It's intriguing to imagine how existing applications can be adapted to take advantage of the convergence of voice and data. But it's even more exciting to speculate about the as-yet-unimagined applications that will emerge as the capabilities of Natural MicroSystems technology are fully exploited.

[PHOTO APPEARS HERE] John Tincler, Operations


                                   Products

                                       +

                                    Support


                            Marty Dutton, Developer Support [PHOTO APPEARS HERE]

--------------------------------------------------------------------------------
                                                           Customer Satisfaction

HIGH VALUE SOLUTIONS AND FASTER TIME TO MARKET

[PHOTOGRAPH APPEARS HERE]

One of the things that distinguishes Natural MicroSystems is the quality of our relationships with our partners. We understand that a customer's decision to build on our platform represents a strategic choice. So we put in whatever effort it takes to make our partners successful - because that's the best way to ensure our own success. This has proved to be a potent competitive advantage.

That's why we invest heavily in developer support. In fact, we more than doubled our investment in developer support in 1996 alone. Within our engineering organization, we have a group specifically dedicated to working with our partners on systems-level issues. We've built a worldwide, field-based engineering group to work with customers on issues such as application prototyping, installation and configuration. And the telephone support we offer in North America and Europe will be extended to around-the-clock worldwide coverage during 1997.

Because we've organized ourselves around the total support of our customers, we're able to take time and risk out of our partners' projects, significantly improving their ability to win.

This offers obvious benefits to our customers. But it offers benefits to Natural MicroSystems, too. By working hand in glove with our partners, we explore the boundaries of our products.

We learn first-hand about the demands of new applications and markets. And we gain insights that help direct our future research and development activities.

But most importantly, we earn the loyalty that turns customers into true partners.

--------------------------------------------------------------------------------

[PHOTO APPEARS HERE]   John Emery, Alliance Partners Program



                                      NMS

                                       +

                                   Partners



                                     Dave Frasier, Sales    [PHOTO APPEARS HERE]

--------------------------------------------------------------------------------
                                                            Accelerated Solution

Superior solutions to a growing global marketplace

[PHOTOGRAPH APPEARS HERE]
Stephen Miles, International Sales

The relationship between Natural MicroSystems and its partners is a complementary one, where we provide core technologies and our partners provide applications and systems expertise, and a deep understanding of their markets. Together, we're working to deliver the value of Open Telecommunications in creative, unique solutions for growing markets.

Alcatel, the largest telecommunications equipment supplier in France, has developed and introduced the 4625, a next-generation client-server platform for easily customized IVR and voice mail applications.

Atlas Telecom of North America created the PCS Messenger, a scalable platform for wireless and wireline voicemail systems throughout Europe and Asia, proving that PC-based systems have the capacity and reliability needed for networks of this scale.

Hammer Technologies, the leader in the computer telephony application test market, designed and built the Hammer IT, the first system for testing entire integrated telecom systems, exposing hidden problems by simulating real callers, measuring and evaluating the responses, and taking actions.

Informserve, based in Hong Kong, has developed an enhanced services platform for deployment by PTTs in the Asia/Pacific region. This platform supports voicemail, faxmail, audiotex, directory services, calling card services and more -- all built on the scalable, open platform.

Inter-Tel in the US has created the Vocal 'Net Server, designed to create a bridge between the public telephone network and a data network such as the internet or private intranets, enabling two-way voice communications for a fraction of the regular long distance cost.

Lucent Technologies is integrating call centers with the World Wide Web, creating an entirely new application from the convergence of telephony and data. For example, consumers will be able to browse an online catalog, click on a button, and talk to a live sales agent.

NetCentric has created POPware, an enabling technology that allows ISPs to rapidly deploy, meter, monitor, and manage a host of advanced services on the internet, including fax, voice messaging, videoconferencing, multicasting, gaming, content distribution and file management.

--------------------------------------------------------------------------------

                  [LOGO OF NATURAL MICROSYSTEMS APPEARS HERE]

Open Telecommunications is clearly a great place to be. Changes in the global telecommunications market -- in particular, deregulation and the resulting increased competition -- have stimulated greater demand for tools like ours that accelerate the development of high-value applications.

At the same time, technological advances in microprocessors, memory, band-width availability, standards development and distributed computing tools are expanding the power, effectiveness, reach and flexibility of our products.

Natural MicroSystems is bringing open computing solutions into the heart of the telecommunications world, and as we do, we expect the opportunities ahead to be stronger than ever.

                  [LOGO OF NATURAL MICROSYSTEMS APPEARS HERE]



                                 1996 Financials
Management's Discussion and
Analysis of Financial Condition and Results of Operations...................16

Independent Auditors' Report................................................22

Consolidated Balance Sheets
as of December 31, 1995 and 1996............................................23

Consolidated Statements of Operations
for the Years Ended December 31, 1994, 1995, and 1996.......................24

Consolidated Statements of Stockholders' Equity
for the Years Ended December 31, 1994, 1995, and 1996.......................25

Consolidated Statements of Cash Flow
for the Years Ended December 31, 1994, 1995, and 1996.......................26

Notes to the Consolidated Financial Statements..............................28

                  [LOGO OF NATURAL MICROSYSTEMS APPEARS HERE]

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS


Results of Operations

The results of operations for all years presented include the results of VOX S. A., and an affiliate ("VOX"), which was acquired by the Company in November 1995 in a transaction accounted for as a pooling of interests. Prior thereto, VOX was a privately held company. The results for the year ended December 31, 1996 include the results of Tek-Nique, Inc. and an affiliate, ("TEKnique") from the date of their acquisition, June 14, 1996 in a transaction which has been accounted for as a purchase. Prior thereto, TEKnique was a privately held company.

The following table sets forth, for the periods indicated, certain items from the Company's consolidated statements of operations as a percentage of revenues.


Year Ended December 31,                            1994        1995        1996
---------------------------------------------------------------------------------
Revenues                                          100.0       100.0       100.0
Cost of revenues                                   38.6        35.0        35.7
---------------------------------------------------------------------------------
     Gross profit                                  61.4        65.0        64.3
Operating expenses:
     Selling, general and administrative           32.3        31.3        29.6
     Research and development                      19.2        20.9        20.1
     Purchased in-process research and
       development                                                          8.6
---------------------------------------------------------------------------------
Total operating expenses                           51.5        52.2        58.3
---------------------------------------------------------------------------------
Operating income                                    9.9        12.8         6.0
Merger costs                                                    5.8
Other income, net                                   1.0         1.0         2.3
---------------------------------------------------------------------------------
Income before income taxes                         10.9         8.0         8.3
Income taxes expense (benefit)                     (1.7)        4.1         5.1
---------------------------------------------------------------------------------
     Net income                                    12.6         3.9         3.2
---------------------------------------------------------------------------------

Revenues

Revenues of $51.5 million for the year ended December 31, 1996 (1996) increased 57.0% from revenues of $32.8 million for the year ended December 31, 1995
(1995). The increase from 1995 to 1996 is primarily due to increased unit shipments of Alliance Generation(R) (AG) and VOX products, manufacturing license revenues, and intelligent network and data communications products from TEKnique. Revenues of $32.8 million for 1995 increased 46.4% percent from revenues of $22.4 million for the year ended December 31, 1994 (1994). The increase from 1994 to 1995 is primarily due to increased unit shipments of AG, VBX(TM) and VOX products. AG products have and are expected to continue to supplant sales of VBX products for high value systems and applications.

One customer accounted for 13.9% of revenues in 1996. A second customer accounted for 11.9% and 13.3% of revenues in 1995 and 1994, respectively.

Revenues from sales to customers located outside North America were 31.1% ($16.0 million), 43.3% ($14.2 million), and 41.1% ($9.2 million) for 1996, 1995, and
1994, respectively. The increase from 1995 to 1996 is primarily the result of increased unit shipments of AG products, primarily in Asia, offset by slightly reduced AG and VOX product shipments as well as manufacturing license revenues in Europe. The increase from 1994 to 1995 is the result of increased unit shipments of AG and VOX products and manufacturing license revenues which are primarily from Europe.

Cost of Revenues

Cost of revenues consists of costs associated with components, subcontracted manufacturing, labor and overhead for quality control, warehousing and shipping of the Company's products.

Cost of revenues increased to 35.7% of revenues in 1996 from 35.0% for 1995. The slight increase in cost of revenues for 1996 is primarily attributable to increased sales to OEM customers at lower margins and the sale of products to a major customer in the first half of 1996 at lower than average margins, partially offset by increased overall sales volume without a corresponding increase in manufacturing overhead, and increased sales of AG products which have a higher margin than

                   [LOGO NATURAL MICROSYSTEMS APPEARS HERE]

VBX products. Cost of revenues decreased to 35.0% of revenues in 1995 from 38.6% for 1994. The decrease is attributable to increased sales of AG products, increased manufacturing license revenues, and overall increased sales volume without a corresponding increase in manufacturing overhead.

Selling, General and Administrative

Selling, general and administrative expenses increased 48.5% to $15.3 million for 1996 from $10.3 million for 1995, but decreased to 29.6% of revenues for 1996 from 31.3% for 1995. Selling, general and administrative expenses increased 43.1% to $10.3 million for 1995 from $7.2 million for 1994, but decreased to 31.3% of revenues for 1995 from 32.3% for 1994. These increases were due to costs associated with increased selling activity as well as increased expenditures for marketing and international operations. In 1996, the Company increased the number of sales offices from nine to twelve, including Buenos Aires, Argentina, and staffed all but one with a systems engineer. In 1995, the Company increased the number of sales offices from six to nine, all in North America. The Company expects its expenditures in sales, marketing, customer support and international operations to increase, but the amount of such expenditures may vary as a percentage of revenues.

Research and Development

Research and development expenditures increased 49.3% to $10.3 million for 1996 from $6.9 million for 1995, and were 20.1% of revenues for 1996 versus 20.9% in 1995. Research and development expenditures increased 60.5% to $6.9 million for 1995 from $4.3 million for 1994, and were 20.9% of revenues for 1995 versus 19.2% in 1994. The increases are primarily due to increased personnel and project development costs associated with the AG product line and associated software tools; VOX software development; implementation of mixed media extensions such as facsimile, text-to-speech, and speech recognition; and the acquisition of TEKnique whose personnel are predominantly engaged in technical functions. The Company expects that its research and development expenditures will continue to increase, but may vary as a percentage of revenues for future periods.

Purchased In-Process Research and Development

The acquisition of TEKnique was accounted for as a purchase and, accordingly, the purchase price was allocated to assets purchased and liabilities assumed based on the fair values at the date of acquisition. In connection with the transaction, $4.4 million of purchased in-process research and development costs were charged to expense for the year ended December 31, 1996.

Merger Costs

In connection with the VOX merger, $1.9 million of merger costs were incurred and were charged to expense for the year ended December 31, 1995. The merger costs consisted of legal, accounting, investment banking and transaction commission fees.

Other Income, Net

Other income and expenses for 1996, 1995 and 1994 were $1.2 million, $336,000 (exclusive of merger costs) and $228,000, respectively, reflecting net interest income and gains from sale of marketable securities for all periods. The increase in net interest income was generated from proceeds of the Company's follow-on offering in the first quarter of 1996 and its initial public offering in the first quarter of 1994 and retirement of nearly all the Company's debt.

Income Tax Expense (Benefit)

Income tax expense of $2.6 million and $1.4 million for 1996 and 1995 was based on an effective tax rate which differed from the U.S. federal statutory rate due to state income taxes net of federal tax benefit, a reduction in the valuation reserve for deferred tax assets, the effect of research and experimentation federal tax credits, and permanent differences for non-deductible merger costs (including purchased in-process research and development). Income tax benefit of $383,000 for 1994 reflects a $684,000 reduction in the valuation reserve for deferred tax assets.

                   [LOGO NATURAL MICROSYSTEMS APPEARS HERE]


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company continuously re-evaluates the recoverability of its deferred tax assets.

Net Income

As a result of the foregoing, operating income, that is income before income taxes, merger costs, interest and other income, net was $3.1 million, $4.2 million, and $2.2 million, for 1996, 1995 and 1994, respectively, inclusive of $4.4 million in 1996 of in-process research and development expense associated with the TEKnique acquisition. Net income was $1.6 million, $1.3 million and $2.8 million for the same periods, respectively, inclusive of $1.9 million in 1995 for merger costs associated with the VOX acquisition.

Liquidity and Capital Resources

Cash provided by (used in) operations for the years ended December 31, 1996, 1995 and 1994 was $3.2 million, $958,000 and ($407,000), respectively. Cash was provided by operations in 1996 and 1995 from net income and increased accounts payable, partially offset by increased accounts receivable and inventory associated with increased revenues. The use of cash in 1994 was primarily due to increased accounts receivable and inventory in support of increased revenues, partially offset by increased net income and accounts payable.

Cash provided by (used in) investing activities in 1996, 1995 and 1994 was ($34.8 million), ($2.9 million) and $87,000 respectively. Cash was used in 1996 for the purchase of marketable securities, the purchase of property and equipment, the acquisition of technology licenses, and issuance of a note receivable related to the lease of the Company's new headquarters facility. Cash used in 1995 was primarily for increased purchases of property and equipment and acquisition of technology licenses. Cash was provided by investing activities during 1994 from the sale of marketable securities offset by purchases of property and equipment. The Company's capital expenditures were $2.8 million, $1.5 million and $1.1 million during 1996, 1995, and 1994, respectively. During June 1996, the Company acquired all of the outstanding shares of TEKnique and an affiliate by payment of $3.2 million, net of cash acquired and issuance of shares of common stock and paid $284,000 in transaction costs.

During September 1996, the Company entered into a lease for a new headquarters facility which it expects to occupy in the second quarter of 1997. The lease term is 15 years with an annual base rent of $892,500 in the initial year increasing to $1.4 million in the last year of occupancy and requires payment of operating expenses and taxes. The Company expects to expend approximately $2.8 million between December 1996 and the date of occupancy to complete the interior of the building.

Cash provided by financing activities in 1996, 1995 and 1994 was $31.4 million, $861,000, and $7.6 million, respectively. During 1996 cash was provided primarily from the proceeds of the Company's follow-on stock offering and exercise of common stock options and warrants. In 1995 cash was provided by borrowings under a bank line of credit and other borrowing arrangements. In 1994 cash was provided primarily by proceeds from its initial public offering, net of offering costs, offset by the repayment of amounts under borrowing arrangements and other notes payable.

Current assets at December 31, 1996 were $54.0 million, 141% greater than current assets of $22.4 million at December 31, 1995, due principally to proceeds from the Company's 1996 follow-on stock offering and increased accounts receivable and inventory associated with increased revenues. Current liabilities at December 31, 1996 were $9.4 million, 14.6% greater than current liabilities of $8.2 million at December 31, 1995, principally due to increased accounts payable associated with increased business activity. During June 1996 the Company renewed its bank line of credit through June 1997 on substantially the same terms as previously in effect.

================================================================================

                  [LOGO OF NATURAL MICROSYSTEMS APPEARS HERE]


During 1995 the Company established a borrowing relationship with a bank for its European operations. The availability is 2.0 million French francs and no borrowings are outstanding at December 31, 1996. In 1995, the Company also secured a research and development refundable advance from a branch of the French government in the amount of $405,000, all of which is still outstanding at December 31, 1996, which will be repaid with the proceeds from certain product sales.

Quarterly Results (unaudited)
The following tables set forth unaudited selected financial information for the periods indicated, as well as certain of such information expressed as a percentage of revenues for the same periods. This information has been derived from unaudited consolidated financial statements which, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information. This information has not been reviewed by the Company's independent accountants in accordance with standards established for such reviews. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

                                                                                   ----------------------------------------------
Quarter Ended                        March 31,    June 30,   Sept. 30,   Dec. 31,   March 31,   June 30,   Sept. 30,   Dec. 31,
(in thousands)                            1995        1995        1995       1995        1996       1996        1996       1996
---------------------------------------------------------------------------------------------------------------------------------
Revenues                                $7,164      $7,243      $8,597     $9,831     $10,350    $12,203     $13,513    $15,398
Cost of revenues                         2,599       2,646       2,961      3,279       3,992      4,723       4,543      5,136
---------------------------------------------------------------------------------------------------------------------------------
Gross profit                             4,565       4,597       5,636      6,552       6,358      7,480       8,970     10,262
Operating expenses:
Selling, general and administrative      2,233       2,476       2,794      2,791       3,064      3,581       3,940      4,666
Research and development                 1,412       1,537       1,695      2,212       2,089      2,265       2,876      3,098
Purchased in-process
  research and development                                                                         4,426
---------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                 3,645       4,013       4,489      5,003       5,153     10,272       6,816      7,764
Operating income (loss)                    920         584       1,147      1,549       1,205     (2,792)      2,154      2,498
Merger costs                                                               (1,911)
Other income, net                           56          79         110         91          78        424         334        372
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes          976         663       1,257       (271)      1,283     (2,368)      2,488      2,870
Income tax expense                         364         235         459        292         430        694         817        702
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                         $612        $428        $798      $(563)       $853    $(3,062)     $1,671     $2,168
=================================================================================================================================

                                       19
================================================================================

                  [LOGO OF NATURAL MICROSYSTEMS APPEARS HERE]


                       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                                                                   ----------------------------------------------
Quarter Ended                        March 31,    June 30,   Sept. 30,   Dec. 31,   March 31,   June 30,   Sept. 30,   Dec. 31,
(percent of revenues)                     1995        1995        1995       1995        1996       1996        1996       1996
---------------------------------------------------------------------------------------------------------------------------------
Revenues                                 100.0       100.0       100.0      100.0       100.0      100.0       100.0      100.0
Cost of revenues                          36.3        36.5        34.4       33.4        38.6       38.7        33.6       33.4
---------------------------------------------------------------------------------------------------------------------------------
Gross profit                              63.7        63.5        65.6       66.6        61.4       61.3        66.4       66.6
Operating expenses:
Selling, general and
  administrative                          31.2        34.2        32.5       28.4        29.6       29.3        29.2       30.3
Research and development                  19.7        21.2        19.7       22.5        20.2       18.6        21.3       20.1
Purchased in-process
  research and development                                                                          36.3
---------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                  50.9        55.4        52.2       50.9        49.8       84.2        50.5       50.4
---------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                   12.8         8.1        13.4       15.7        11.6      (22.9)       15.9       16.2
Merger costs                                                                (19.4)
Other income, net                          0.8         1.1         1.3        0.9         0.8        3.5         2.5        2.4
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) before
  income taxes                            13.6         9.2        14.7       (2.8)       12.4      (19.4)       18.4       18.6
Income taxes                               5.1         3.2         5.3        3.0         4.2        5.7         6.0        4.6
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                          8.5         6.0         9.4       (5.8)        8.2      (25.1)       12.4       14.0
=================================================================================================================================

Revenues have grown relatively steadily over each of the eight quarters in the period ended December 31, 1996. Operating income during the eight quarters presented has varied, but less significantly after the quarter ended June 30, 1995 when selling, general and administrative expenses increased at a faster rate than revenues. Cost of revenues has decreased as a percentage of revenues, with the exception of the first and second quarter of 1996 and the second quarter of 1995, due to increased sales of AG and VOX products, increased manufacturing license revenues and overall increased revenues without a corresponding increase in manufacturing overhead. During this period selling, general and administrative expenses have increased due to costs associated with selling activity and expenditures for marketing and international operations.

The Company's quarterly operating results may fluctuate as a result of a number of other factors, including timing of customer orders, adjustments of delivery schedules to accommodate customer or regulatory requirements, availability of components from suppliers, timing and level of international sales, mix of products sold, and timing and level of expenditures for sales, marketing and new product development. The Company operates with a relatively small backlog. Quarterly revenues and operating results therefore generally depend on the volume and timing of orders received during the quarter. The Company's expense levels are based in part on its forecasts of future revenues and, if such revenues were to be below expectations, the Company's operating results could be adversely affected. Accordingly, there can be no assurance that the Company will be profitable in any particular quarter.

================================================================================

                  [LOGO OF NATURAL MICROSYSTEMS APPEARS HERE]


OTHER
For U. S. federal income tax purposes the Company has net operating loss carryforwards available to reduce future income of approximately $3.6 million at December 31, 1996. These carryforwards expire beginning in 2003. In addition, for U. S. federal income tax purposes, TEKnique has net operating loss carryforwards available to reduce future income of approximately $790,000 at December 31, 1996. These carryforwards expire beginning in 2010. Utilization of these net operating loss carry-forwards are subject to annual limitations of approximately $770,000 and $205,000 for the Company and TEKnique, respectively, under Internal Revenue Code section 382 and will be available to reduce future taxable income of the respective entities only.

A significant portion of the Company's revenues are subject to the risks associated with international sales. Although most of the Company's product prices are denominated in United States currency, customers in foreign countries generally evaluate purchases of products such as those sold by the Company on the purchase price expressed in the customer's currency. Therefore, changes in foreign currency exchange rates may adversely affect the demand for the Company's products.

The Company believes that its revenues and results of operations have not been significantly impacted by inflation during the past three fiscal years.

The Company has adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). The effect of adopting SFAS 121 was not material to the Company's financial condition or results of operations. The Company reviews the recoverability of long-lived assets each reporting period.

The Company has adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"). As permitted by SFAS 123, the Company measures compensation cost in accordance with Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees". Therefore, the adoption of SFAS 123 was not material to the Company's financial condition or results of operations; however, the proforma impact on earnings and earnings per share have been disclosed in the Notes to the Consolidated Financial Statements as required by SFAS 123 for companies that continue to account for stock options under APB 25.

================================================================================

                  [LOGO OF NATURAL MICROSYSTEMS APPEARS HERE]


                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Natural MicroSystems Corporation:

We have audited the accompanying consolidated balance sheets of Natural MicroSystems Corporation as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flow for each of the years in the three year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Natural MicroSystems Corporation as of December 31, 1995 and 1996, and the consolidated results of their operations and their cash flow for each of the years in the three year period ending December 31, 1996, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP

Boston, Massachusetts
January 14, 1997

                  [LOGO OF NATURAL MICROSYSTEMS APPEARS HERE]


                          CONSOLIDATED BALANCE SHEETS

                                                                                                                  --------------
December 31,                                                                                            1995            1996
--------------------------------------------------------------------------------------------------------------------------------
Current assets:
     Cash and cash equivalents                                                                         $  6,729        $  6,578
     Marketable securities                                                                                  134          26,767
     Accounts receivable, net of allowance for uncollectible accounts of $648 and $685, respectively     10,318          13,403

     Inventories                                                                                          3,704           5,419
     Prepaid expenses and other assets                                                                    1,010           1,357
     Income tax receivable                                                                                    8             130
     Deferred tax asset, net of valuation allowance                                                         541             306
--------------------------------------------------------------------------------------------------------------------------------
         Total current assets                                                                            22,444          53,960
--------------------------------------------------------------------------------------------------------------------------------
Property and equipment, net of accumulated depreciation of $1,968 and $3,305, respectively                2,190           3,908
License agreements, net of accumulated amortization of $8 and $245, respectively                          1,197           1,665
Other assets                                                                                                369           1,708
Excess of purchase price over net assets acquired, net of accumulated amortization of $102 in 1996                          655
Deferred tax asset, net of valuation allowance                                                              196             766
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                       $ 26,396         $62,662
--------------------------------------------------------------------------------------------------------------------------------

Current liabilities:
     Current portion of long term debt                                                                 $     77        $     58
     Government advances                                                                                    126              45
     Accounts payable                                                                                     4,293           5,222
     Current portion of capital lease obligations                                                            12
     Accrued expenses and other liabilities                                                               3,703           4,108
--------------------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                                                        8,211           9,433
--------------------------------------------------------------------------------------------------------------------------------
Capital lease obligations, less current portion                                                              11
Long-term debt, less current portion                                                                         82
Refundable advance                                                                                          347             347
Commitments and contingencies
Stockholders' equity:
     Preferred stock, $0.05 par value, 3,000,000 shares authorized, none issued
     Common stock; $0.01 par value; 15,000,000 shares authorized,
       7,090,634 and 9,936,414 shares issued and outstanding                                                 71              99
     Additional paid-in capital                                                                          20,031          53,604
     Accumulated deficit                                                                                 (2,556)           (926)
     Other equity                                                                                            19              19
     Foreign currency translation adjustment                                                                180              86
--------------------------------------------------------------------------------------------------------------------------------
         Total stockholders' equity                                                                      17,745          52,882
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                       $ 26,396        $ 62,662
--------------------------------------------------------------------------------------------------------------------------------

                  [LOGO OF NATURAL MICROSYSTEMS APPEARS HERE]


                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                               -----------------
Year Ended December 31,                                       1994                  1995                  1996
----------------------------------------------------------------------------------------------------------------
Revenues                                                   $22,383               $32,835               $51,464
Cost of revenues                                             8,636                11,485                18,394
----------------------------------------------------------------------------------------------------------------
     Gross profit                                           13,747                21,350                33,070

Operating expenses:
     Selling, general and administrative                     7,236                10,294                15,251
     Research and development                                4,305                 6,856                10,328
     Purchased in-process research and development                                                       4,426
---------------------------------------------------------------------------------------------------------------
         Total operating expenses                           11,541                17,150                30,005
---------------------------------------------------------------------------------------------------------------

Operating income                                             2,206                 4,200                 3,065

     Merger costs                                                                 (1,911)
     Interest income                                           207                   363                 1,447
     Interest expense                                          (56)                  (31)                  (88)
     Other                                                      77                     4                  (151)
---------------------------------------------------------------------------------------------------------------
         Other income (expense), net                           228                (1,575)                1,208
---------------------------------------------------------------------------------------------------------------

Income before income taxes                                   2,434                 2,625                 4,273
     Income tax expense (benefit)                             (383)                1,350                 2,643
---------------------------------------------------------------------------------------------------------------

Net income                                               $   2,817             $   1,275             $   1,630
---------------------------------------------------------------------------------------------------------------

Primary:
     Net income per common share                            $0.41                 $0.17                  $0.17
---------------------------------------------------------------------------------------------------------------

     Weighted average shares outstanding                 6,942,026             7,543,344             9,793,840

Fully diluted:
     Net income per common share                            $0.41                 $0.17                  $0.16
---------------------------------------------------------------------------------------------------------------

     Weighted average shares outstanding                6,942,026             7,696,128             10,040,637
                                                                                               ----------------

                  [LOGO OF NATURAL MICROSYSTEMS APPEARS HERE]


                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                                     Foreign
                                                                                        Additional                  Currency
                                                                      Common Stock         Paid-In  Accumulated  Translation
                                                                  Shares       Amount      Capital      Deficit   Adjustment
-----------------------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1993                                        1,914          $20       $6,809      $(6,190)       $(148)
-----------------------------------------------------------------------------------------------------------------------------
     Conversion of senior cumulative convertible preferred stock   2,188           22        2,796
     Conversion of subordinated notes to related parties             368            4          503
     Common stock issued in initial public offering,
        net of issuance costs                                      2,210           22        9,082
     Exercise of common stock purchase warrants                       38                        52
     Exercise of common stock options                                194            2           42
     Grant of non-statutory stock options                                                       14
     Issuance of common stock under employee purchase plan            22                        96
     Dividends of acquired company                                                                         (458)
     Unrealized holding loss
     Foreign currency translation adjustment                                                                             180
     Net income                                                                                           2,817
-----------------------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1994                                        6,934           70       19,394       (3,831)          32
-----------------------------------------------------------------------------------------------------------------------------
     Exercise of common stock options                                102            1          204
     Grant of non-statutory stock options                                                       19
     Issuance of common stock under employee purchase plan            54                       327
     Tax effect of stock options                                                                87
     Unrealized holding gains
     Foreign currency translation adjustment                                                                             148
     Net income                                                                                           1,275
-----------------------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1995                                        7,090           71       20,031       (2,556)         180
-----------------------------------------------------------------------------------------------------------------------------
     Common stock issued in follow-on public offering,
        net of issuance costs                                      2,480           25       30,088
     Issuance of common stock related to acquisition                 113            1        1,765
     Exercise of common stock purchase warrants                      100            1          585
     Exercise of common stock options                                106            1          287
     Grant of non-statutory stock options                                                       19
     Issuance of common stock under employee purchase plan            47                       599
     Tax effect of stock options                                                               230
     Foreign currency translation adjustment                                                                             (94)
     Net income                                                                                           1,630
-----------------------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1996                                        9,936          $99      $53,604        $(926)         $86
-----------------------------------------------------------------------------------------------------------------------------

                                                                                Total
                                                                   Other Stockholders'
                                                                  Equity       Equity
                                                                 --------------------
 Balance, December 31, 1993                                          $19         $510
-------------------------------------------------------------------------------------
     Conversion of senior cumulative convertible preferred stock                2,818
     Conversion of subordinated notes to related parties                          507
     Common stock issued in initial public offering,
        net of issuance costs                                                   9,104
     Exercise of common stock purchase warrants                                    52
     Exercise of common stock options                                              44
     Grant of non-statutory stock options                                          14
     Issuance of common stock under employee purchase plan                         96
     Dividends of acquired company                                               (458)
     Unrealized holding loss                                           8            8
     Foreign currency translation adjustment                                      180
     Net income                                                                 2,817
-------------------------------------------------------------------------------------
 Balance, December 31, 1994                                           27       15,692
-------------------------------------------------------------------------------------
     Exercise of common stock options                                             205
     Grant of non-statutory stock options                                          19
     Issuance of common stock under employee purchase plan                        327
     Tax effect of stock options                                                   87
     Unrealized holding gains                                         (8)          (8)
     Foreign currency translation adjustment                                      148
     Net income                                                                 1,275
-------------------------------------------------------------------------------------
 Balance, December 31, 1995                                           19       17,745
-------------------------------------------------------------------------------------
     Common stock issued in follow-on public offering,
        net of issuance costs                                                  30,113
     Issuance of common stock related to acquisition                            1,766
     Exercise of common stock purchase warrants                                   586
     Exercise of common stock options                                             288
     Grant of non-statutory stock options                                          19
     Issuance of common stock under employee purchase plan                        599
     Tax effect of stock options                                                  230
     Foreign currency translation adjustment                                      (94)
     Net income                                                                 1,630
-------------------------------------------------------------------------------------
 Balance, December 31, 1996                                          $19      $52,882
-------------------------------------------------------------------------------------

                  [LOGO OF NATURAL MICROSYSTEMS APPEARS HERE]


                     CONSOLIDATED STATEMENTS OF CASH FLOW

Year Ended December 31,                                                                            1994      1995      1996
-----------------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities:
     Net income                                                                                   $2,817    $1,275    $1,630
     Adjustments to reconcile net income to net cash (used in) provided by operating activities:
         Depreciation and amortization                                                               461       882     1,778
         Loss (gain) on sale of marketable securities                                                (58)      (22)        6
         Purchased in-process research and development                                                                 4,426
         Deferred income taxes                                                                      (810)      100      (335)
         Change in assets and liabilities:
              Accounts receivable                                                                 (1,965)   (3,434)   (3,134)
              Inventories                                                                         (1,287)     (862)   (1,627)
              Prepaid expenses and other assets                                                     (458)     (368)     (330)
              Income tax receivable                                                                            238       (83)
              Accounts payable                                                                       986       989       528
              Accrued expenses and other liabilities                                                 (93)    2,160       383
-----------------------------------------------------------------------------------------------------------------------------
Cash (used in) provided by operating activities                                                     (407)      958     3,242
-----------------------------------------------------------------------------------------------------------------------------

Cash flow from investing activities:
     Purchases of property and equipment                                                          (1,071)   (1,541)   (2,797)
     Acquisition of intangible assets                                                                                   (606)
     Purchases of marketable securities                                                           (1,017)   (1,347)  (52,202)
     Proceeds from the maturity of marketable securities                                           2,345     1,465    25,562
     Purchase of TEKnique, net of cash acquired                                                                       (3,232)
     Additions to other assets                                                                      (170)   (1,447)   (1,522)
-----------------------------------------------------------------------------------------------------------------------------
Cash (used in) provided by investing activities                                                       87    (2,870)  (34,797)
-----------------------------------------------------------------------------------------------------------------------------

Cash flow from financing activities:
     Payments on capital lease obligations                                                           (31)      (33)      (23)
     Payments on license note payable                                                               (374)
     Payments on bank line of credit                                                              (1,201)       (8)
     Payments on long-term debt                                                                                (66)     (101)
     Payment of dividends by acquired company                                                       (225)     (250)
     Payments on government advances                                                                                     (81)
     Proceeds from refundable advances                                                                         347
     Proceeds from government advances                                                                         123
     Proceeds from long-term debt                                                                              202
     Proceeds from bank line of credit                                                                70
     Proceeds from issuance of common stock, net of issuance costs                                 9,298       533    31,586
     Grant of non-statutory stock options                                                             14        19        19
-----------------------------------------------------------------------------------------------------------------------------
Cash provided by financing activities                                                              7,551       867    31,400
-----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                  [LOGO OF NATURAL MICROSYSTEMS APPEARS HERE]


               CONSOLIDATED STATEMENTS OF CASH FLOW (CONTINUED)

                                                                                                                      ------------
Year Ended December 31,                                                                            1994        1995        1996
----------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                                         16          21           4

Net increase (decrease) in cash and cash equivalents                                              7,247      (1,024)       (151)
----------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, beginning of year                                                        506       7,753       6,729

Cash and cash equivalents, end of year                                                           $7,753      $6,729      $6,578
----------------------------------------------------------------------------------------------------------------------------------

Supplemental cash flow information:
     Interest paid                                                                               $   55      $    2      $   39
     Taxes paid                                                                                     660         981       2,340

Noncash transactions:
     Conversion of subordinated convertible notes payable to related parties into common stock      505
     Conversion of senior preferred stock into common stock                                       2,818
     Issuance of common stock for acquisitions                                                                            1,766
     Accrued acquisition expenses                                                                                           784
     Assets and liabilities recognized upon acquisition of TEKnique:
         Accounts receivable                                                                                                122
         Inventories                                                                                                        136
         Other current assets                                                                                                74
         Property and equipment                                                                                             409
         Purchased in-process research and development                                                                    4,426
         Excess of purchase price over net assets acquired                                                                  757
         Notes payable                                                                                                       55
         Accounts payable                                                                                                   264
         Accrued expenses and other liabilities                                                                             250
                                                                                                                      ------------

                                      27

--------------------------------------------------------------------------------

================================================================================

                  [LOGO OF NATURAL MICROSYSTEMS APPEARS HERE]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  Summary of Significant Accounting Policies

Natural MicroSystems Corporation (the "Company"), designs, manufactures and markets integrated hardware and software products which enable others to develop and implement Open Telecommunications applications and systems.


The consolidated financial statements include the accounts of Natural MicroSystems Corporation and its wholly owned subsidiaries. Intercompany balances and transactions have been eliminated.


The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


The Company's Hong Kong and Belgian subsidiaries' operations are measured by reflecting financial results of operations as if they had taken place within a U.S. dollar based economic environment. Gains and losses resulting from transactions denominated in foreign currencies are included in income. Such gains and losses are not material for all periods presented. The Company's French subsidiary's operations are measured in their local currency, the French franc. Adjustments resulting from translating the French subsidiary's financial statements to the U.S. dollar are accumulated in a separate component of consolidated stockholders' equity until a sale, if any, in whole or in part of the net investment in the French subsidiary takes place.


Revenues from product sales are recognized upon shipment to customers. Revenues received from the licensing of technology are recognized when the licenses are sublicensed by the licensee, as defined in the license agreement. Revenues under fixed price contracts are recorded as work is performed using the percentage of completion method. Losses on contracts are provided for when identified.


Cash equivalents include short-term investments with remaining maturities of three months or less at date of purchase.


Marketable securities are categorized as "available for sale" and are carried at fair market value.


Inventories are valued at the lower of cost (first-in, first-out method) or market.


Property and equipment are stated at cost. Depreciation is provided by charges to operations over the estimated useful lives of the assets, generally three to ten years, using the straight-line or declining balance method.


License agreements are stated at cost. Amortization of licenses is charged to operations on the shorter of a per unit sold basis or over the estimated useful lives of these licenses, not to exceed 10 years.


                                      28
================================================================================

                  [LOGO OF NATURAL MICROSYSTEMS APPEARS HERE]



All research and development costs are expensed as incurred.


Costs associated with the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time costs are capitalized in accordance with Statement of Financial Accounting Standards No.
86. Capitalized development costs have not been significant for any periods presented.


Financial instruments, primarily cash and cash equivalents, marketable securities, accounts receivable, and long term debt, are carried at amounts which approximate their fair market value.


During 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). The effect of adopting SFAS 121 was not material to the Company's financial condition, results of operations or liquidity. The Company reviews the recoverability of long-lived assets each reporting period.


The Company has adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"). As permitted by SFAS 123, the Company measures compensation cost in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Therefore, the adoption of SFAS 123 was not material to the Company's financial condition or results of operations; however, the proforma impact on earnings per share has been disclosed in the Notes to Consolidated Financial Statements as required by SFAS 123 for companies that continue to account for stock options under APB 25.


Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted statutory tax rates in effect in the year in which the differences are expected to reverse. A deferred tax asset is established for the expected future benefit of net operating loss and credit carryforwards. A valuation reserve against net deferred tax assets is required, if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.


Primary and fully diluted net income per share of common stock are computed by dividing net income by the weighted average number of common and common equivalent shares outstanding during the period. Common share equivalents comprise the dilutive effect of the assumed exercise of outstanding stock options and warrants using the treasury stock method. Computation of net income per common share does not give effect to common share equivalents if their inclusion would have the effect of increasing the net income per share amount otherwise computed.

(2)  Mergers and Acquisitions
On November 29, 1995, the Company issued 1,440,000 shares of its common stock in exchange for all of the outstanding shares of VOX S.A. and an affiliate ("VOX"). The transaction was accounted for as a pooling of interests and accordingly, the Company's consolidated financial statements have been restated to include the accounts and operations of VOX for all periods presented prior to the merger.


                                      29
================================================================================

================================================================================

                  [LOGO OF NATURAL MICROSYSTEMS APPEARS HERE]


            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Separate revenues, operating income, and net income of the two entities are presented in the following table.

                                                               1994        1995
--------------------------------------------------------------------------------
Revenues:
NMS                                                         $16,957     $24,610
VOX                                                           5,426       8,225
--------------------------------------------------------------------------------
                                                            $22,383     $32,835
--------------------------------------------------------------------------------

Operating income:
NMS                                                         $ 2,124     $ 3,451
VOX                                                              82         749
--------------------------------------------------------------------------------
                                                            $ 2,206     $ 4,200
--------------------------------------------------------------------------------


Net income:
NMS                                                         $ 2,752     $ 1,245
VOX                                                              65          30
--------------------------------------------------------------------------------
                                                            $ 2,817     $ 1,275
--------------------------------------------------------------------------------

In connection with the transaction $1,911 of costs were incurred and were charged to expense in the fourth quarter of 1995. These costs consisted of legal, accounting, investment banking, and transaction commission fees.

On June 14, 1996, the Company acquired all of the outstanding shares of Tek-Nique, Inc. and an affiliate ("TEKnique") and paid $3,600 in cash and issued 82,958 shares of its common stock. Costs associated with the transactions were $284 for a total purchase price of $5,673. The transaction was accounted for as a purchase and accordingly, the purchase price was allocated to assets purchased and liabilities assumed based on their fair values at the date of acquisition. The excess of purchase price over the fair value of the net assets acquired was $757 and was recorded as goodwill, which is being amortized over seven years. The Company's consolidated financial statements include the accounts and operations of TEKnique for the period from the date of its acquisition to December 31, 1996. In connection with the acquisition $4,426 of purchased in-process research and development costs were charged to expense in the year ended December 31, 1996.

Additional consideration of $2,500 in cash is payable based upon future product deliveries, revenues and operating results for periods through December 31, 1998. The contingent cash consideration is not included in the purchase price, but will be recorded if and when the above requirements are met.


The total purchase price was allocated as follows:
Working capital                                                          $   81
Property and equipment                                                      409
In-process research and development                                       4,426
Excess of purchase price over net assets acquired                           757
--------------------------------------------------------------------------------
                                                                         $5,673
--------------------------------------------------------------------------------

Separate unaudited pro forma presentation of the two entities are presented in the following table as if the acquisition had taken place at the beginning of 1995. Excluded from the proforma information are costs associated with in-process research and development, certain compensation charges related directly to the acquisition, and decreased interest income resulting from the reduction of cash and cash equivalents.

                                                                 (unaudited)
                                                                       ---------
                                                               1995        1996
--------------------------------------------------------------------------------
Revenues:
NMS                                                         $32,835     $49,346
TEKnique                                                      2,771       3,588
--------------------------------------------------------------------------------
                                                            $35,606     $52,934
--------------------------------------------------------------------------------

Operating income:
NMS                                                         $ 4,092     $ 6,706
TEKnique                                                         64         433
--------------------------------------------------------------------------------
                                                            $ 4,156     $ 7,139
--------------------------------------------------------------------------------

Net income:
NMS                                                         $ 1,050     $ 5,156
TEKnique                                                         32         528
--------------------------------------------------------------------------------
                                                            $ 1,082     $ 5,684
--------------------------------------------------------------------------------

Fully diluted earnings per share:                           $   .14     $   .56
--------------------------------------------------------------------------------

                                      30
================================================================================

                  [LOGO OF NATURAL MICROSYSTEMS APPEARS HERE]



(3)  BUSINESS AND CREDIT CONCENTRATION

One customer accounted for 13.9% of the Company's revenues for the year ended December 31, 1996. Another customer accounted for 11.9% and 13.3% of the Company's revenues for the years ended December 31, 1995 and 1994, respectively. As is customary in the Company's industry, the Company does not require collateral on accounts receivable. The Company routinely evaluates its customers' creditworthiness before extending credit. Expected credit losses are reserved for and actual losses have been within management's expectations.

(4)  MARKETABLE SECURITIES

Marketable securities categorized as "available for sale" are carried at their fair market value of $134 and $26,767 at December 31, 1995 and 1996, respectively. Proceeds and gross realized gains (losses) from sale of securities for the year ended December 31, 1995 and 1996, were $1,465 and $22 and $25,562 and ($6), respectively.

(5)  INVENTORIES

Inventories consist of the following:

December 31,                                                   1995        1996
---------------------------------------------------------------------------------
Raw materials                                                $1,173      $1,231
Work in progress                                                945       2,390
Finished goods                                                1,586       1,798
---------------------------------------------------------------------------------
                                                             $3,704      $5,419
=================================================================================

(6)  PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

December 31,                                                   1995        1996
---------------------------------------------------------------------------------
Computer equipment                                           $2,262      $4,164
Computer software                                               290         872
Furniture and fixtures                                          592         805
Machinery and equipment                                         678         864
Evaluation units                                                 70          70
Leasehold improvements                                          266         438
---------------------------------------------------------------------------------
                                                              4,158       7,213
---------------------------------------------------------------------------------
Less accumulated depreciation and amortization              (1,968)     (3,305)
---------------------------------------------------------------------------------
                                                             $2,190      $3,908
---------------------------------------------------------------------------------

(7)  INCOME TAXES

The components of income tax expense (benefit) consist of the following:

Year Ended December 31,                            1994        1995        1996
---------------------------------------------------------------------------------
Current income tax expense:
Federal                                            $191        $898      $2,410
State                                                30         174         358
Foreign                                             206         178         166
---------------------------------------------------------------------------------
                                                    427       1,250       2,934
Charge in lieu of tax                                                        44
Deferred income tax expense (benefit):
Federal                                            (534)        (65)       (298)
State                                              (149)        (17)        (70)
Foreign                                            (127)        182          33
---------------------------------------------------------------------------------
                                                   (810)        100        (335)
---------------------------------------------------------------------------------
                                                  ($383)     $1,350      $2,643
=================================================================================

Deferred tax assets consist of the following:

December 31,                                                   1995        1996
---------------------------------------------------------------------------------
Net operating loss carryforwards                             $1,680      $1,803
Tax credit carryforwards                                        405         271
Bad debts                                                       169         129
Accrued vacation                                                 32          45
Inventories                                                      88         127
Other                                                            11          18
---------------------------------------------------------------------------------
                                                              2,385       2,393
---------------------------------------------------------------------------------
Valuation allowance                                          (1,516)     (1,266)
---------------------------------------------------------------------------------
                                                                869       1,127
Deferred tax liabilities consist of the following:
Book income on foreign fixed
  price contracts in excess of tax                              132          52
Other                                                                         3
---------------------------------------------------------------------------------
                                                            $   737      $1,072
=================================================================================

                  [LOGO OF NATURAL MICROSYSTEMS APPEARS HERE]

For U.S. federal income tax purposes, the Company has net operating losscarryforwards, available to reduce future income, of approximately $3,600 and general business credits of $271 at December 31, 1996. These carryforwards expire beginning in 2003 and 2001, respectively. In addition, for U.S. federal income tax purposes, TEKnique has net operating loss carryforwards available to reduce future income of approximately $790 at December 31, 1996. These carryforwards expire beginning in 2010. Utilization of these net operating loss and general business credit carryforwards are subject to annual limitations of approximately $770 and $205 for the Company and TEKnique, respectively, under Internal Revenue Code section 382 and will be available to reduce future tax and taxable income of the respective entitities only.

The amount recorded as net deferred tax assets as of December 31, 1995 and 1996 represent the amount of tax benefits of existing deductible temporary differences or carryforwards that are more likely than not to be realized through the generation of sufficient future taxable income within the carryforward period. The Company believes that the net deferred tax asset of $1,072 at December 31, 1996 will more likely than not be realized in the carryforward period. The Company continuously evaluates the recoverability of deferred tax assets.

The difference between the total expected income tax expense (benefit) computed by applying the Federal income tax rate of 34% to income before income taxes and the reported income tax expense (benefit) is as follows:

                                                                         --------
Year Ended December 31,                            1994        1995        1996
---------------------------------------------------------------------------------
Computed expected tax expense at
  U.S. federal statutory rate                     $ 828       $ 893      $1,453
State income taxes
  (net of U.S. federal tax benefit)                 (79)        102         191
Rate differential of foreign operations              30          10
Utilization of federal net operating
  loss carryforwards                               (735)                   (256)
U. S. federal research and
  development credits                                           (84)       (130)
Non-deductible loss of foreign subsidiary             2
Change in valuation allowance                      (534)       (163)       (147)
Non-deductible merger costs                                     653
Non-deductible purchased in-process
  research and development costs                                          1,531
Other                                               105         (61)          1
---------------------------------------------------------------------------------
                                                  $(383)     $1,350      $2,643
---------------------------------------------------------------------------------

The domestic and foreign components of earnings before income tax were:

                                                                         --------
Year Ended December 31,                            1994        1995        1996
---------------------------------------------------------------------------------
Domestic                                         $2,331      $2,047      $3,850
Foreign                                             103         578         423
---------------------------------------------------------------------------------
                                                 $2,434      $2,625      $4,273
=================================================================================

Total income tax expense (benefit) was allocated as follows:

                                                                         --------
Year Ended December 31,                            1994        1995        1996
---------------------------------------------------------------------------------
Income from operations                            $(383)     $1,350      $2,643
Shareholders' equity, for compensation
  expense for tax purposes in excess
  of amounts recognized for financial
  statement purposes                                            (87)       (230)
---------------------------------------------------------------------------------
                                                  $(383)     $1,263      $2,413
---------------------------------------------------------------------------------

In future years, recognizing tax benefits relating to the valuation allowance for the deferred tax assets of TEKnique as of December 31, 1996 will be allocated to goodwill and other non-current assets.

                  [LOGO OF NATURAL MICROSYSTEMS APPEARS HERE]


(8)  ACCRUED EXPENSES AND OTHER LIABILITIES
Components of accrued expenses and other liabilities consist of the following:

                                                                         --------
                                                               1995        1996
---------------------------------------------------------------------------------
Compensation and related expenses                            $1,591      $2,516
Income taxes                                                    343         547
Contingent purchase liability                                               500
Other liabilities                                             1,769         545
---------------------------------------------------------------------------------
                                                             $3,703      $4,108
=================================================================================

(9)  INDEBTEDNESS

At December 31, 1996, the Company has an unsecured $2,500 bank line of credit for working capital purposes. The Company can borrow under the line of credit up to the lesser of $2,500 or an amount based on the Company's accounts receivable. At December 31, 1996 there were no borrowings against the line and the full line was available. Borrowings under this line bear interest at the bank's prime rate (8.25% at December 31, 1996). The line of credit has an expiration date of June 1997. The Company is subject to certain covenants such as profitability and equity levels, leverage and liquidity ratios, and may not pay dividends without the bank's consent. At December 31, 1996, the Company was in compliance with its debt covenants.

The Company has a 2,000 French franc line of credit with a European bank. At December 31, 1996, there were no borrowings against this line and the full line was available. Borrowings under this line bear interest at rates ranging from 7.5% to 8.95%. Borrowings are secured by certain of the Company's assets.

Amounts classified as "government advance" at December 31, 1995 and 1996 represent interest-free advances from the French government repayable from the proceeds of export sales from France.

(10)  STOCKHOLDERS' EQUITY

In 1994, the Company authorized the issuance of up to 3,000,000 shares of preferred stock, $0.05 par value per share which was undesignated as to series at that time. Any series of such preferred stock will have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation privileges, as shall be determined by the Board of Directors.

During October 1996, the Company's Board of Directors declared a
2 for 1 stock split in the form of a stock dividend effective in November 1996. All share and per share data have been restated in these consolidated financial statements for all periods presented to reflect this split.

French legislation requires companies to appropriate a percentage of net profits per the statutory accounts to a legal reserve until the amount of such reserve is equal to 10% of nominal capital. Such reserve may not be distributed.

                  [LOGO OF NATURAL MICROSYSTEMS APPEARS HERE]

(11)  STOCK OPTIONS AND STOCK PURCHASE PLANS

In July 1989, the Company's Board of Directors adopted the 1989 Stock Option and Stock Purchase Plan (the "1989 Plan"), which permitted both incentive and non-statutory options exercisable for the purchase of shares of common stock to be granted to employees, directors and consultants of the Company. In October 1993, the Board of Directors amended the 1989 Plan to provide that no further options were to be granted under the 1989 Plan after the effective date of the Company's initial public offering. The exercise price of incentive and non-statutory options could not be less than 100% and 50%, respectively, of the fair market value of the Company's common stock on the date of grant.

In October 1993, the Company's Board of Directors adopted the 1993 Stock Option Plan (the "1993 Plan"). The 1993 Plan permits both incentive and non-statutory options to be granted to employees, directors and consultants. In March 1996, the Board of Directors adopted and in May 1996 the Company's stockholders approved (i) an increase in the number of shares available under the 1993 Plan from 980,000 to 1,460,000 (ii) a requirement that the exercise price of options granted under the 1993 Plan be at least equal to the fair market value of the Company's common stock on the date of grant.

In October 1995, the Company's Board of Directors adopted the 1995 Employee Stock Option Plan (the "1995 Plan"). The 1995 Plan permits non-statutory options to be granted to non-executive officer employees and consultants of the Company. In December 1996, the Board of Directors amended the plan to increase the number of shares available to purchase to 800,000 shares of common stock. The exercise price of non-statutory options may not be less than 100% of the fair market value of the Company's common stock on the date of grant.

Stock option transactions were as follows::

                                                               Weighted average
                                              Shares of       exercise price of
                                           common stock       shares under plan
---------------------------------------------------------------------------------
 Outstanding at December 31, 1993               681,492                 $   .68
---------------------------------------------------------------------------------
 Granted                                        291,199                    5.28
 Exercised                                     (196,672)                    .20
 Canceled                                        (3,707)                   3.12

---------------------------------------------------------------------------------
 Outstanding at December 31, 1994               772,312                    2.53
---------------------------------------------------------------------------------
 Granted                                        875,400                    9.69
 Exercised                                      (75,853)                   1.46
 Canceled                                       (16,755)                   5.58

---------------------------------------------------------------------------------
 Outstanding at December 31, 1995             1,555,104                    6.58
---------------------------------------------------------------------------------
 Granted                                        656,190                   17.80
 Exercised                                     (104,596)                   2.86
 Canceled                                       (13,554)                   8.12
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
 Outstanding at December 31, 1996             2,093,144                 $ 10.27
---------------------------------------------------------------------------------

The following table summarizes information concerning currently outstanding and exercisable options as of December 31, 1996:

              Options outstanding                    Options exercisable
---------------------------------------------------------------------------------
                                  Weighted
                                   average     Weighted                 Weighted
      Range of                   remaining      average                  average
      exercise         Number  contractual     exercise        Number   exercise
        prices    outstanding         life        price   exercisable      price
---------------------------------------------------------------------------------
    $0.17-$5.00       406,324          6.9      $  1.33       345,984     $ 1.11
    $5.01-$10.00      734,704          8.3         7.23       291,538       6.94
   $10.01-$20.00      751,716          8.2        13.77        77,409      13.64
   $20.01-$30.00      200,400          7.3        26.43
---------------------------------------------------------------------------------
                    2,093,144                                 714,931
---------------------------------------------------------------------------------

                  [LOGO OF NATURAL MICROSYSTEMS APPEARS HERE]




In October 1993, the Company's Board of Directors adopted the 1993 Non Employee Directors Stock Option (the "Directors Plan") which provides for the purchase of up to 120,000 shares of common stock pursuant to the grant of non-statutory stock options to directors who are not employees of the Company. In March 1996 the Board of Directors adopted and in May 1996 the Company's stockholders approved (i) an increase in the number of shares for which options shall be granted to newly elected non-employee directors from 10,000 to 15,000 and (ii) an increase in the number of shares for which options shall be granted to incumbent non-employee directors from 2,000 to 5,000. The exercise price of the options may not be less than 100% of the fair market value of the Company's Common Stock on the date of the grant. As of December 31, 1996, 35,000 shares had been granted at prices ranging from $4.88 to $17.63 per share, and all of the options were vested.

The 1993 Employee Stock Purchase Plan ("Purchase Plan") which was adopted by the Board of Directors in 1993 and amended by the Company's stockholders in 1996, permits employees and officers of the Company to participate in periodic plan offerings, in which payroll deductions may be used to purchase shares of common stock. The purchase price is 85% of the lower of the fair market value at the date the offering commences or terminates. The Company has reserved 200,000 shares for the Purchase Plan. As of December 31, 1996, 63,417 shares have been issued under the Purchase Plan at purchase prices ranging from $4.36 to $12.75 per share.


The Company has granted certain employees and consultants non-statutory stock options to purchase 161,476 shares of the Company's common stock at exercise prices ranging from $0.17 to $13.75, the fair market value on the date of grant. The options vest from one to three years. At December 31,1996, 81,476 options were vested.

The Company applies Accounting Principles Board Opinion No. 25,
"Accounting for Stock issued to Employees" and related interpretations in accounting for its stock option and employee stock purchase plans, accordingly, no compensation expense has been recognized in the Consolidated Financial Statements for such plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS 123, "Accounting for Stock-based Compensation", the Company's net income (loss) and earning (loss) per share for 1995 and 1996 are estimated as $449 and $(432) and $0.06 and $(0.05), respectively using the Black-Scholes option-pricing model. The fair value of the options granted on date of grant for 1995 and 1996 is $3,545 and $5,403. The following assumptions were used in the calculation of these values for 1995 and 1996, respectively: dividend yield of .01%, risk free interest rate of 6.21%, assumed forfeiture rate of 5%, and expected life of 5 years. The pro forma effect on net income for 1995 and 1996 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

(12) Commitments
The Company leases its current manufacturing and office facilities under noncancelable leases extending to December 31, 1997. The Company occupies other facilities under leases which expire within two years. Rental expense under all operating lease agreements in effect during December 31, 1994, 1995 and 1996 amounted to approximately $259, $317, and $569, respectively.

In September 1996, the Company entered into a lease agreement for a new headquarters facility which it expects to occupy in the second quarter of 1997. The lease term is 15 years with annual rent of $893 in the initial occupancy year increasing to $1,440 in the last year of

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                  [LOGO OF NATURAL MICROSYSTEMS APPEARS HERE]



            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


occupancy and requires payment of operating expenses and taxes. The Company expects to expend approximately $2,800 between September 1996 and the date of occupancy to complete the interior of the building.

At December 31, 1996, commitments under operating leases for minimum future payments consist of the following:



Years ending December 31,                                    Leases
--------------------------------------------------------------------
1997                                                        $ 1,189
1998                                                          1,161
1999                                                          1,131
2000                                                          1,346
2001                                                          1,240
Thereafter                                                   14,307
--------------------------------------------------------------------
                                                            $20,374
====================================================================

During December 1995, the Company received funding from a French governmental agency to conduct a research and development project. Total funding was $405. Upon successful completion of the project the Company must repay the funding as follows:


Years ending December 31,
--------------------------------------------------------------------
1997                                                           $ 58
1998                                                             81
1999                                                            123
2000                                                            143
--------------------------------------------------------------------
                                                               $405
====================================================================

(13) Segment and Geographic Information
The company operates in one industry segment: the design, manufacture and marketing of integrated hardware and software products which enable others to develop and implement Open Telecommunication applications.


                 North America      Europe       Other   Corporate       Total
-------------------------------------------------------------------------------
Net Sales to Unaffiliated Customers:
-------------------------------------------------------------------------------
1996                   $35,454     $12,794      $3,216                 $51,464
1995                    18,656      11,742       2,437                  32,835
1994                    13,222       8,209         952                  22,383


Income from Operations:
-------------------------------------------------------------------------------
1996                   $ 1,446     $   118      $1,501                 $ 3,065
1995                     3,401         615         184                   4,200
1994                     1,424         350         432                   2,206


Identifiable Assets:
-------------------------------------------------------------------------------
1996                   $28,138     $ 5,956      $  729     $27,839     $62,662
1995                    11,468       6,927       1,002       7,131      26,528
1994                     7,563       5,057         329       7,800      20,749

(14)  Dependence on Outside Suppliers
      and Contract Assembly Manufacturers
The Company relies on various suppliers of components for its products. Many of these components are standard and generally available from multiple sources. However, certain custom integrated circuits and other devices which are components of one or more of the Company's products are acquired from single source suppliers to the Company. Although the Company believes it could develop other sources for each of these custom devices, the process could take several months, and the inability or refusal of any such source to continue to supply devices could have a material adverse effect on the Company pending the development of an alternative source. The Company also currently relies on a single contract manufacturer to assemble printed circuit boards for each of its North American and European operations. Although a number of such contract manufacturers exist, the interruption or termination of the Company's current manufacturing relationships could have a short-term adverse effect on the Company's business.

                  [LOGO OF NATURAL MICROSYSTEMS APPEARS HERE]



                             SELECTED FINANCIAL DATA

Year Ended December 31,                                      1992         1993        1994         1995         1996
--------------------------------------------------------------------------------------------------------------------
Revenues                                                  $10,290      $16,101     $22,383      $32,835      $51,464
Cost of revenues                                            3,801        6,041       8,636       11,485       18,394
--------------------------------------------------------------------------------------------------------------------
Gross profit                                                6,489       10,060      13,747       21,350       33,070

Operating expenses:
     Selling, general and administrative                    3,654        5,247       7,236       10,294       15,251
     Research and development                               1,624        2,320       4,305        6,856       10,328
     Purchased in-process research and development                                                             4,426
--------------------------------------------------------------------------------------------------------------------
         Total operating expenses                           5,278        7,567      11,541       17,150       30,005
--------------------------------------------------------------------------------------------------------------------

Operating income                                            1,211        2,493       2,206        4,200        3,065
Merger costs                                                                                     (1,911)
Other income (expense), net                                   (51)         (51)        228          336        1,208
--------------------------------------------------------------------------------------------------------------------
Income before income taxes                                  1,160        2,442       2,434        2,625        4,273
Income tax expense (benefit)                                  300          560        (383)       1,350        2,643
--------------------------------------------------------------------------------------------------------------------
Net income                                                $   860      $ 1,882     $ 2,817      $ 1,275      $ 1,630
====================================================================================================================

Net income per common share                                              $0.37       $0.41        $0.17        $0.16
====================================================================================================================

Fully diluted weighted average common shares outstanding                 5,076       6,942        7,696       10,041
====================================================================================================================


December 31,
                                                             1992         1993        1994         1995         1996
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                 $   240      $   506     $ 7,753      $ 6,729      $ 6,578
Marketable securities                                                                  223          134       26,767
Working capital                                             1,494        2,564      13,650       14,233       44,528
Total assets                                                4,876        9,245      20,749       26,396       62,662
Long-term obligations, less current portion                   178          105          27           93
Redeemable senior convertible preferred stock               2,254        2,818
Total stockholders' equity (deficit)                         (529)         510      15,692       17,745       52,882

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                  [LOGO OF NATURAL MICROSYSTEMS APPEARS HERE]



                          PRICE RANGE OF COMMON STOCK


The Company's Common Stock is traded on the Nasdaq National Market under the symbol "NMSS". The following table sets forth for the fiscal periods indicated the high and low closing sale prices of the Company's Common Stock as reported on the Nasdaq National Market.


                                              High                     Low
------------------------------------------------------------------------------
1995
First Quarter                                $8.50                   $6.63
Second Quarter                                9.88                    7.00
Third Quarter                                13.69                    9.25
Fourth Quarter                               15.25                   11.50


------------------------------------------------------------------------------
1996
First Quarter                               $16.00                  $11.13
Second Quarter                               20.75                   15.00
Third Quarter                                25.00                   13.75
Fourth Quarter                               32.00                   21.50

--------------------------------------------------------------------------------

                  [LOGO OF NATURAL MICROSYSTEMS APPEARS HERE]



                             CORPORATE INFORMATION


Robert P. Schechter
Chairman of the Board,
President and Chief Executive Officer,
Natural MicroSystems Corporation

Charles T. Foskett
Senior Vice President of
International Operations,
Natural MicroSystems Corporation

Zenas W. Hutcheson III
President,
Hutcheson & Company, Inc.

Dr. Frank King
Chief Executive Officer
PSW Technologies, Inc.

C. William McDaniel
Principal,
CWM Associates

David F. Millet
Chief Executive Officer
Chatham Venture Corporation

Ronald W. White
General Partner,
Advanced Technology Development Fund



Robert P. Schechter
Chairman and CEO

Ronald J. Bleakney
Senior Vice President of
North American Sales

Charles T. Foskett
Senior Vice President of
International Operations

R. Brough Turner
Senior Vice President of Technology

Wendell E. Bishop
Chief Scientist

Allen P. Carney
Vice President of Marketing
and Business Development

John F. Kennedy
Vice President of Finance,
Chief Financial Officer and Treasurer

George D. Kontopidis, Ph.D.
Vice President of Engineering

Kay J. Meckes
Vice President of Human Resources

John L. Tincler
Vice President of Operations

Critz Chan
General Manager
Natural MicroSystems (Asia), Ltd.

Herve Manceron
General Manager
Natural MicroSystems Europe S.A.

Herbert L. Pavey
General Manager
Natural MicroSystems Intelligent
Network Division

Guillermo M. J. Redondo
Director General
Natural MicroSystems Latin America S.A.

Stock Trading Information
Nasdaq National Market
Symbol: NMSS

Transfer Agent
State Street Bank & Trust Company
Box 8200
Boston, MA 02266-8200

Counsel
Choate, Hall & Stewart
53 State Street
Exchange Place
Boston, MA 02109

Independent Auditors
KPMG Peat Marwick LLP
99 High Street
Boston, MA 02110

Annual Meeting of Stockholders
The Annual Meeting of Stockholders
of Natural MicroSystems Corporation
will be held on Thursday, April 17 1997
at 1:00 PM, at the offices of Choate,
Hall & Stewart, 53 State Street,
Exchange Place, Boston, MA 02109.

FORM 10-K
Stockholders wishing a copy of
FORM 10-K may receive one free of
charge by contacting Investor Relations
at (508)650-1305.

Trademark Information
Natural MicroSystems, Fusion, Open Telecommunications,
Telephony Services Architecture and VBX are trademarks of Natural MicroSystems Corp. Alliance Generation is a registration trademark of Natural MicroSystems Corp.
All other product or corporate references are trademarks or registered trademarks of their respective companies.

================================================================================


                                           CORPORATE ADDRESSES

Natural MicroSystems                       Natural MicroSystems                      Natural MicroSystems Latin
Corporation                                (Asia), Ltd.                              America S.A.
100 Crossing Blvd.                         614 Concordia Plaza                       Soldado de la Independencia 1130
Framingham, MA 01701 USA                   1 Science Museum Road                     Pisos 8 y 9
+508-620-9300                              Tsim-Sha-Tsui East                        (1426) Buenos Aires, Argentina
                                           Kowloon, Hong Kong                        +54-1-778-7007
Natural MicroSystems                       +852-2926-1820
Europe S.A.
Immeuble Copernic                          Natural MicroSystems
Parc Technologique                         Intelligent Network Division
18-22, Rue Edouard-Herriot - 92356         911 North Plum Grove Road
LE PLESSIS ROBINSON Cedex                  Schaumburg, IL 60173
France                                     +847-706-9700
+33-1-46-01-40-00




                                               SALES OFFICES

Antwerp, Belgium                           Chicago, IL                               Paris, France
Atlanta, GA                                Dallas, TX                                Seattle, WA
Boston, MA                                 Frankfurt, Germany                        San Jose, CA
Buenos Aires, Argentina                    Kowloon, Hong Kong                        Vienna, VA
                                           Los Angeles, CA


                                    NATURAL

                   100 Crossing Blvd., Framingham, MA 01701
                  http://www.nmss.com . e-mail: info@nmss.com