Form 10-K, Exhibit 13
period 1997-12-31
NATURAL MICROSYSTEMS CORP
filed 1998-03-24
CIK 915866

       Natural
MicroSystems
        Corporation

          1997 FINANCIAL REPORT





             Management's Discussion and Analysis of Financial Condition
             and Results of Operations........................................14

             Independent Auditor's Report.....................................20

             Consolidated Balance Sheets......................................21

             Consolidated Statements of Operations............................22

             Consolidated Statements of Stockholders' Equity..................23

             Consolidated Statements of Cash Flow.............................24

             Notes to Consolidated Financial Statements.......................26

             Selected Financial Information...................................34

             Price Range of Common Stock......................................35

             Corporate Information............................................36

Natural MicroSystems Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS





RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain items from the Company's consolidated statements of operations as a percentage of revenues.

                                                               Year Ended December 31,
                                                         ----------------------------------
                                                           1995        1996        1997
-------------------------------------------------------------------------------------------
Revenues                                                  100.0%      100.0%      100.0%
Cost of revenues                                           35.0        35.7        33.6
-------------------------------------------------------------------------------------------
    Gross profit                                           65.0        64.3        66.4
-------------------------------------------------------------------------------------------
Operating expenses:
    Selling, general and administrative                    31.3        29.6        29.6
    Research and development                               20.9        20.1        19.7
    Purchased in-process research and development                       8.6         7.4
-------------------------------------------------------------------------------------------
        Total operating expenses                           52.2        58.3        56.7
-------------------------------------------------------------------------------------------
Operating income                                           12.8         6.0         9.7
    Merger costs                                            5.8
-------------------------------------------------------------------------------------------
        Other income, net                                   1.0         2.3         1.6
-------------------------------------------------------------------------------------------
Income before income taxes                                  8.0         8.3        11.3
    Income tax expense                                      4.1         5.1         6.3
-------------------------------------------------------------------------------------------
Net income                                                  3.9%        3.2%        5.0%
-------------------------------------------------------------------------------------------
Pro forma net income without acquisition related charges    9.7%/1/    11.8%/2/    12.4%/2/
===========================================================================================


Revenues

Revenues of $75.4 million for the year ended December 31, 1997 ("1997") increased 46.4% from revenues of $51.5 million for the year ended December 31, 1996 ("1996"). Revenues of $51.5 million for 1996 increased 57.0% from revenues of $32.8 million for the year ended December 31, 1995 ("1995"). The increase from 1996 to 1997 is primarily due to increased unit shipments of Alliance Generation ("AG") and TX intelligent network and data communications products ("TX products") as well as license revenues. The increase from 1995 to 1996 is primarily due to increased unit shipments of AG products, VOX products, license revenues and TX products from TEKnique, which was acquired in June, 1996. No single customer accounted for greater than 10% of revenues in 1997. One customer accounted for 13.9% of revenues in 1996. Another customer accounted for 11.9% of revenues in 1995.

     Revenues from sales to customers located outside North America were 27.9% ($21.1 million), 31.1% ($16.0 million), and 43.2% ($14.2 million) for 1997,
1996, and 1995, respectively. Increased international revenues in 1997 are primarily the result of increased unit shipments of AG products in Asia and Latin America partially offset by a decline in shipment of AG and VOX products and a decrease in manufacturing license revenues in Europe. Increased international revenues for 1996 resulted from increased shipments of AG products in all geographic regions as well as increased shipment of VOX products and manufacturing license revenues in Europe.


Gross Profit

Gross profit of $50.1 million for 1997 increased 51.4% from $33.1 million for 1996, and represented 66.4% and 64.3% of revenue, respectively. This increase as a percent of revenues for 1997 is primarily attributable to increased unit sales of AG products which have higher gross margins, higher license revenues, and increased sales volume without a corresponding increase in manufacturing overhead partially offset by increased revenues from larger OEM customers at lower margins. Gross profit of $33.1 million in 1996 increased 54.7% from $21.4 million for 1995, and represented 64.3% and 65.0% of revenue, respectively. The decrease in gross profit as a percent of revenues for 1996 is primarily attributable to increased sales to larger OEM customers at lower margins and the impact of a sale to a European systems integration customer with lower margins offset by increased unit sales of AG products, partially offset by higher overall license revenues, and increased overall sales volume without a corresponding increase in manufacturing overhead.



/1/ Pro forma net income excludes costs of $1,911 in connection with the VOX merger.
/2/ Pro forma net income excludes charges to expense for purchased in-process research and development of $4,426 and $5,601 for 1996 and 1997, respectively.

Selling, General and Administrative

Selling, general and administrative (SG&A) expense increased 45.7% to $22.3 million for 1997 from $15.3 million for 1996, and was 29.6% of revenues for both years. SG&A expense increased 48.5% to $15.3 million for 1996 from $10.3 million for 1995, but decreased to 29.6% of revenues for 1996 from 31.3% for 1995. The increases in expenses for all three years were due to costs associated with increased selling activity and increased expenditures for marketing, international expansion and customer support. In 1997, the Company increased the number of field sales and support offices from twelve to fifteen, including Singapore, the United Kingdom, and Spain. In 1996, the Company increased the number of field sales and support offices from nine to twelve, including Buenos Aires, Argentina as well as increased expenditures for marketing. The Company increased the number of North American sales field offices from six to nine in 1995 and invested in marketing and its international operations. The Company expects that its sales and marketing, customer support and international operations expenditures will continue to increase, but may vary as a percentage of revenues for future periods.


Research and Development

Research and development expense increased 43.8% to $14.9 million for 1997 from $10.3 million for 1996, and was 19.7% and 20.1% of revenues, respectively. Research and development expense increased 49.3% to $10.3 million for 1996 from $6.9 million for 1995, and was 20.1% and 20.9% of revenues, respectively. The increases in expense for all three years were primarily due to increased personnel and project development costs associated with the AG product line and associated software tools, implementation of mixed media extension products, hardware and software products associated with IP Telephony functionality, development of a new low cost architecture, and products associated with high availability functionality. The Company expects that its research and development expense will continue to increase, but may vary as a percentage of revenues for future periods.


Merger Costs

In connection with the VOX merger, accounted for as a pooling of interest, $1.9 million of merger costs were incurred and were charged to expense for 1995. Merger costs consisted of legal, accounting, investment banking and transaction commission fees.


Purchased In-Process Research and Development

The acquisitions of ViaDSP in 1997 and TEKnique in 1996 were accounted for as purchases and, accordingly, the purchase prices were allocated to assets purchased and liabilities assumed based on the fair values at the date of acquisition. In connection with the ViaDSP and TEKnique acquisitions, $5.6 million and $4.4 million of purchased in-process research and development that had not been established as technologically feasible and had no alternative future use was charged to expense for 1997 and 1996, respectively.


Other Income, Net

Other income and expense for 1997, 1996 and 1995 was $1.2 million, $1.2 million and $336,000 (exclusive of merger costs), respectively, reflecting net interest income and gains from sale of marketable securities for all periods. The increase in net interest income from 1995 to 1996 was generated from proceeds of the Company's follow-on equity offering in the first quarter of 1996.


Income Tax Expense

Income tax expense was $4.8 million, $2.6 million, and $1.4 million for 1997, 1996, and 1995, respectively. The tax rates for 1997, 1996 and 1995 differ from the effective tax rate due to state income taxes, net of federal tax benefit; a reduction in the valuation reserve for deferred tax assets; the effect of research and experimentation federal tax credits; and permanent differences for non-deductible merger and purchased in-process research and development costs. The Company continuously re-evaluates the recoverability of its deferred tax assets.


Net Income

As a result of the foregoing, operating income, that is income before income taxes, merger costs, interest and other income, net was $7.3 million, $3.1 million, and $4.2 million for 1997, 1996, and 1995, respectively, inclusive in 1997 and 1996 of $5.6 million and $4.4 million of purchased in-process research and development expense associated with the ViaDSP and TEKnique acquisitions, respectively. Net income was $3.8 million, $1.6 million, and $1.3 million for the same periods, respectively, inclusive of $1.9 million in 1995 for merger costs associated with the VOX acquisition. Pro forma net income, without these acquisition related charges, was $12.9 million, $7.5 million and $6.1 million for 1997, 1996 and 1995, respectively.

Natural MicroSystems Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)



Liquidity and Capital Resources

Cash provided by operations for the years ended December 31, 1997, 1996 and 1995 was $3.2 million, $3.2 million, and $958,000, respectively. Cash was provided by operations in all three years from net income and increased accounts payable partially offset by increased accounts receivable and inventory in support of higher revenues. The Company from time to time extends payment terms with customers to close business in a particular reporting period.

     Cash used in investing activities in 1997, 1996, and 1995 was $7.8 million, $34.8 million, and $2.9 million, respectively. Cash of $32.9 million, $52.2 million, and $1.3 million was used to purchase marketable securities with cash of $32.7 million, $25.6 million, and $1.5 million provided from maturities of marketable securities for 1997, 1996, and 1995, respectively. Capital expenditures were $7.2 million, $2.8 million and $1.5 million for 1997, 1996, and 1995, respectively. Capital expenditures were higher in 1997 primarily associated with the Company's new headquarters facility. In 1996, $3.2 million was used to purchase TEKnique and an additional $1.9 million was paid during January 1998 with an additional $625,000 expected to be paid during January 1999 as contingent purchase consideration for attainment and expected attainment of certain operating objectives.

     Cash provided by financing activities in 1997, 1996 and 1995 was $4.1 million, $31.4 million, and $867,000, respectively. In 1997 $4.2 million was provided primarily from stock option exercises. In 1996 $30.1 million was provided primarily from the proceeds of the Company's follow-on stock offering and $586,000 was provided from the exercise of common stock purchase warrants. In 1995 cash was provided from borrowing arrangements primarily in Europe and $533,000 from stock option exercises.

     Current assets at December 31, 1997 were $64.6 million, 19.6% greater than current assets of $54.0 million at December 31, 1996. The increase was due principally to increased accounts receivable and inventory in support of increased revenues. Current liabilities at December 31, 1997 were $13.3 million, 41.5% greater than current liabilities of $9.4 million at December 31, 1996, primarily from increased accounts payable in support of increased revenues.

     During June 1997, the Company renewed its bank line of credit for $3.0 million through December 1998 under substantially the same terms as were previously in effect. The Company had no borrowings outstanding under the line at December 31, 1997. In December 1997 the company established a $15 million unsecured foreign exchange line of credit with a bank.

     The Company established a $243,000 borrowing relationship with a bank for its European operations, under which no amounts are outstanding at December 31, 1997. In 1995, the Company also secured a research and development funding grant from the French government in the amount of $299,000. See Note 10 of the Notes to the Company's Consolidated Financial Statements.


Quarterly Results

The following tables set forth unaudited selected financial information for the periods indicated, as well as certain information expressed as a percentage of total revenues for the same periods. This information has been derived from unaudited consolidated financial statements which, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information. This information has not been audited or reviewed by the Company's independent accountants in accordance with standards established for such reviews. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

     Revenues have grown relatively steadily over each of the eight quarters in the period ended December 31, 1997. Operating income exclusive of purchased in-process research and development during the eight quarters has varied, increasing as a percent of revenues from quarter to quarter for both years. Cost of revenues has decreased with the exception of the second quarter of 1996, due to increased sales of AG products, increased manufacturing license revenues and overall increased sales volume without a corresponding increase in manufacturing overhead. During this eight-quarter period, selling, general and administrative expenses have varied due to costs associated with increased sales activity and increased expenditures for marketing and international operations. Research and development remained relatively constant as a percentage of revenues. This trend is expected to continue.

     The Company's quarterly operating results may fluctuate as a result of a number of other factors, including timing of customer orders, adjustments of delivery schedules to accommodate customer or regulatory requirements, availability of components from suppliers, timing and level of international sales, mix of products sold, and timing and level of expenditures for sales, marketing and new product development. The Company operates on a relatively small backlog. Quarterly sales and operating results therefore generally depend on the volume and timing of orders received during or just before the start of a quarter. The Company's expense levels are based in part on its forecasts of future revenues and, if such revenues were to be below expectations, the Company's operating results could be adversely affected. Accordingly, there can be no assurance that the Company will be profitable in any particular quarter.

                                                                             Quarter Ended
                                    ------------------------------------------------------------------------------------------------
                                     March 31,   June 30,   Sept. 30,    Dec. 31,   March 31,   June 30,   Sept. 30,    Dec. 31,
(In thousands except per share data)      1996       1996        1996        1996        1997       1997        1997        1997
------------------------------------------------------------------------------------------------------------------------------------
Revenues                               $10,350    $12,203     $13,513     $15,398     $15,868    $18,058     $20,076     $21,361
Cost of revenues                         3,992      4,723       4,543       5,136       5,644      6,317       6,902       6,435
------------------------------------------------------------------------------------------------------------------------------------
     Gross profit                        6,358      7,480       8,970      10,262      10,224     11,741      13,174      14,926
Operating expenses:
     Selling, general and
      administrative                     3,064      3,581       3,940       4,666       4,516      5,235       5,860       6,683
     Research and development            2,089      2,265       2,876       3,098       3,338      3,536       3,885       4,092
     Purchased in-process research
      and development                               4,426                                                                  5,601
------------------------------------------------------------------------------------------------------------------------------------
         Total operating expenses        5,153     10,272       6,816       7,764       7,854      8,771       9,745      16,376
------------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                  1,205     (2,792)      2,154       2,498       2,370      2,970       3,429      (1,450)
------------------------------------------------------------------------------------------------------------------------------------
         Other income, net                  78        424         334         372         309        268         357         264
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes        1,283     (2,368)      2,488       2,870       2,679      3,238       3,786      (1,186)
     Income taxes expense                  430        694         817         702         903      1,095       1,273       1,487
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                      $   853    $(3,062)    $ 1,671     $ 2,168     $ 1,776    $ 2,143     $ 2,513     $(2,673)
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share      $  0.11    $ (0.31)    $  0.16     $  0.20     $  0.17    $  0.20     $  0.23     $ (0.25)
------------------------------------------------------------------------------------------------------------------------------------

Pro forma net income without
 acquisition charges                   $   853    $ 1,364/1/  $ 1,671     $ 2,168     $ 1,776    $ 2,143     $ 2,513     $ 2,928/1/
------------------------------------------------------------------------------------------------------------------------------------

Pro forma earnings per share without
 acquisition charges                   $  0.11    $  0.13/1/  $  0.16     $  0.20     $  0.17    $  0.20     $  0.23     $  0.26/1/
====================================================================================================================================

                                                                             Quarter Ended
                                   -------------------------------------------------------------------------------------------------
                                     March 31,   June 30,   Sept. 30,    Dec. 31,   March 31,   June 30,   Sept. 30,    Dec. 31,
(Percent of revenues)                     1996       1996        1996        1996        1997       1997        1997        1997
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                 100.0%     100.0%      100.0%      100.0%      100.0%     100.0%      100.0%      100.0%
Cost of revenues                          38.6       38.7        33.6        33.4        35.6       35.0        34.4        30.1
------------------------------------------------------------------------------------------------------------------------------------
     Gross profit                         61.4       61.3        66.4        66.6        64.4       65.0        65.6        69.9
Operating expenses:
     Selling, general and
      administrative                      29.6       29.3        29.2        30.3        28.5       29.0        29.2        31.3
     Research and development             20.2       18.6        21.3        20.1        21.0       19.6        19.4        19.2
     Purchased in-process
      research and development                       36.3                                                                   26.2
------------------------------------------------------------------------------------------------------------------------------------
         Total operating expenses         49.8       84.2        50.5        50.4        49.5       48.6        48.6        76.7
------------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                   11.6      (22.9)       15.9        16.2        14.9       16.4        17.0        (6.8)
------------------------------------------------------------------------------------------------------------------------------------
         Other income, net                 0.8        3.5         2.5         2.4         1.9        1.5         1.8         1.2
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes         12.4      (19.4)       18.4        18.6        16.8       17.9        18.8        (5.6)
     Income taxes expense                  4.2        5.7         6.0         4.6         5.7        6.1         6.3         7.0
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                          8.2%     (25.1)%      12.4%       14.0%       11.1%      11.8%       12.5%      (12.6)%
------------------------------------------------------------------------------------------------------------------------------------

Pro forma net income without
 acquisition charges                       8.2%      11.2%/1/    12.4%       14.0%       11.1%      11.8%       12.5%       13.7%/1/
====================================================================================================================================


/1/ Pro forma net income excludes charges to expense for purchased in-process research and development of $4,426 and $5,601 for the periods ending June 1996 and December 1997, respectively.

Natural MicroSystems Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Other

For U. S. federal income tax purposes the Company has net operating loss carryforwards available to reduce future income of approximately $3.1 million at December 31, 1997. These carryforwards expire beginning in 2004. Utilization of net operating loss carryforwards are subject to an annual limitation of approximately $750,000 under Internal Revenue Code section 382. In addition, for
U. S. federal income tax purposes, TEKnique has net operating loss carryforwards available to reduce future income of approximately $873,000 at December 31, 1997. These carryforwards will expire beginning in 2011. Utilization of TEKnique's net operating loss carryforwards are subject to annual limitations of approximately $300,000 under Internal Revenue Code section 382 and will be available to reduce future taxable income of TEKnique only. Further, for U. S. federal income tax purposes, ViaDSP has net operating loss carryforwards available to reduce future income of approximately $1.6 million at December 31, 1997. These carryforwards will expire beginning in 2012. Utilization of ViaDSP net operating loss carryforwards are subject to annual limitations of approximately $402,000 under Internal Revenue Code section 382 and will be available to reduce future taxable income of ViaDSP only.

     A significant portion of the Company's revenues are subject to the risks associated with international sales. Although most of the Company's product prices are denominated in United States currency, customers in other geographic regions generally evaluate purchases of products such as those sold by the Company based on the purchase price expressed in the customer's currency. Therefore, changes in foreign currency exchange rates may adversely affect the demand for the Company's products.

     The Company believes that its revenues and results of operations have not been significantly impacted by inflation during the past three fiscal years.

     The Company adopted Statement of Financial Accounting Standards No. 115 "Accounting for Marketable Securities" ("SFAS 115"), effective January 1, 1995. The effect of adopting SFAS 115 was not material to the Company's financial condition or results of operations. Marketable securities are carried at their fair value at December 31, 1997 and December 31, 1996, respectively, in accordance with SFAS 115.

     The Company has adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). The effect of adopting SFAS 121 was not material to the Company's financial condition or results of operations. The Company reviews the recoverability of long-lived assets each reporting period.

     The Company has adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"). As permitted by SFAS 123, the Company measures compensation cost in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Therefore, the adoption of SFAS 123 was not material to the Company's financial condition or results of operations, however the pro forma impact on earnings and earnings per share have been disclosed in the footnotes to the financial statements as required by SFAS 123 for Companies that continue to account for stock options under APB 25.

     The Company has adopted Financial Accounting Standards Board Statement No. 128, "Earnings per Share" ("SFAS 128"), which modifies the way in which earnings per share (EPS) is calculated and disclosed. The Company has disclosed basic and diluted EPS for the year ended December 31, 1997 and has restated all prior period EPS data presented. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

     The Company will adopt Financial Accounting Standards Board Statement No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. Such items may include foreign currency translation adjustments, unrealized gains and losses from investing and hedging activities and other transactions. SFAS 130 states all items that are required to be recognized under accounting standards as components of comprehensive income be displayed with the same prominence as other financial statements.

     The Company will adopt Financial Accounting Standards Board Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which establishes standards for reporting information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to stockholders. It also establishes disclosure standards about products and services, geographic areas and major customers.

     In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued the statement of position ("SOP") 97-2, "Software Revenue Recognition," which will supersede SOP 91-1. SOP 97-2 has not changed the basic rules of revenue recognition but does provide more guidance particularly with respect to multiple deliverables and "when and if available" products. SOP 97-2 is effective for transactions entered into for annual periods beginning after December 15, 1997. The Company will adopt SOP 97-2 effective January 1, 1998, and does not believe its impact will be material.


Cautionary Statement

When used anywhere in this Annual Report to Stockholders and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases and in oral statements made with the approval of an authorized executive officer of the Company, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "project," or "outlook," or similar expressions (including confirmations by an authorized executive officer of the Company of any such expressions made by a third party with respect to the Company) are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Readers are advised that the various risk factors described in the Company's Form 10-K as filed with the Securities and Exchange Commission could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. The Company specifically declines any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Natural MicroSystems Corporation

REPORTS OF MANAGEMENT AND INDEPENDENT AUDITOR





Management is responsible for preparing the company's financial statements and related information that appears in this annual report. Management believes that the financial statements fairly reflect the form and substance of transactions and reasonably present the Company's financial condition and results of operations in conformity with accounting principles generally accepted in the United States and International Accounting Standards. Management has included in the Company's financial statements amounts that are based on estimates and judgments, which it believes are reasonable under the circumstances.

     The Company maintains a system of internal accounting policies, procedures and controls intended to provide reasonable assurance, at appropriate cost, that transactions are executed in accordance with Company authorization and are properly recorded and reported in the financial statements, and that assets are adequately safeguarded.

     Coopers & Lybrand L.L.P. audits the Company's financial statements in accordance with generally accepted auditing standards.

     The Natural Microsystems Board of Directors has an Audit Committee composed of non-management directors. The Committee meets with financial management and the independent auditors to review internal accounting controls as well as accounting, auditing and financial reporting matters.


/s/ Robert P. Schechter                      /s/ John F. Kennedy

Robert P. Schechter                          John F. Kennedy
Chairman, President and                      Vice President of Finance,
Chief Executive Officer                      Treasurer and Chief
                                             Financial Officer



The Board of Directors of Natural MicroSystems Corporation:

We have audited the accompanying consolidated balance sheet of Natural MicroSystems Corporation as of December 31, 1997, and the related consolidated statement of operations, stockholders' equity and cash flows for the year ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of Natural MicroSystems Corporation as of December 31, 1996 and for the two years then ended, were audited by other auditors, whose report, dated January 14, 1997, expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly in all material respects, the consolidated financial position of Natural MicroSystems Corporation as of December 31, 1997 and the consolidated results of its operations and its cash flow for the year ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.

Boston, Massachusetts
January 19, 1998

Natural MicroSystems Corporation

CONSOLIDATED BALANCE SHEET


                                                                                          December 31,
                                                                              ----------------------------------
(In thousands except share and  per share data)                                  1996                    1997
----------------------------------------------------------------------------------------------------------------
ASSETS

Current assets:
  Cash and cash equivalents                                                   $ 6,578                 $ 6,318
  Marketable securities                                                        26,767                  26,992
  Accounts receivable, net                                                     13,403                  19,519
  Inventories                                                                   5,419                   8,628
  Prepaid expenses and other assets                                             1,487                   2,304
  Deferred tax asset                                                              306                     316
----------------------------------------------------------------------------------------------------------------
     Total current assets                                                      53,960                  64,077
----------------------------------------------------------------------------------------------------------------
Property and equipment, net                                                     3,908                   9,109
License agreements, net                                                         1,665                   1,466
Other assets                                                                    1,708                   2,432
Goodwill, net                                                                     655                   2,871
Deferred tax asset                                                                766                   1,738
----------------------------------------------------------------------------------------------------------------
     Total assets                                                             $62,662                 $81,693
================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current portion of long-term obligations                                         58                      94
  Accounts payable                                                              5,222                   5,359
  Accrued expenses and other liabilities                                        4,108                   7,855
----------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                  9,388                  13,308
----------------------------------------------------------------------------------------------------------------
Long term obligations, less current portion                                       392                     243
----------------------------------------------------------------------------------------------------------------
Commitments and contingencies (footnote 13)
Stockholders' equity:
  Preferred stock, $0.05 par value; 3,000,000 shares authorized, none issued
  Common stock, $0.01 par value; 45,000,000 shares authorized,
  9,936,414 and 10,787,915 shares issued and outstanding                           99                     108
  Additional paid-in capital                                                   53,623                  65,203
  Accumulated (deficit) earnings                                                 (926)                  2,833
  Cumulative translation adjustment                                                86                      (2)
----------------------------------------------------------------------------------------------------------------
     Total stockholders' equity                                                52,882                  68,142
----------------------------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity                               $62,662                 $81,693
================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

Natural MicroSystems Corporation

CONSOLIDATED STATEMENT OF OPERATIONS



                                                                                       Year Ended December 31,
                                                                             ----------------------------------------
(In thousands except share and per share data)                                    1995          1996          1997
---------------------------------------------------------------------------------------------------------------------

Revenues                                                                    $   32,835    $   51,464   $    75,363
Cost of revenues                                                                11,485        18,394        25,298
---------------------------------------------------------------------------------------------------------------------
  Gross profit                                                                  21,350        33,070        50,065

Operating expenses:
  Selling, general and administrative                                           10,294        15,251        22,294
  Research and development                                                       6,856        10,328        14,851
  Purchased in-process research and development                                                4,426         5,601
---------------------------------------------------------------------------------------------------------------------
     Total operating expenses                                                   17,150        30,005        42,746
---------------------------------------------------------------------------------------------------------------------
Operating income                                                                 4,200         3,065         7,319

  Merger costs                                                                  (1,911)
  Interest income                                                                  363         1,447         1,434
  Interest expense                                                                 (31)          (88)          (34)
  Other                                                                              4          (151)         (202)
---------------------------------------------------------------------------------------------------------------------
     Other income (expense), net                                                (1,575)        1,208         1,198
---------------------------------------------------------------------------------------------------------------------

Income before income taxes                                                       2,625         4,273         8,517
  Income tax expense                                                             1,350         2,643         4,758
---------------------------------------------------------------------------------------------------------------------

Net income                                                                  $    1,275    $    1,630   $     3,759
=====================================================================================================================

Basic:
  Net income per common share                                               $     0.18    $     0.17   $      0.36
=====================================================================================================================
  Weighted average shares outstanding                                        7,002,132     9,370,202    10,481,340
Diluted:
  Net income per common share                                               $     0.18    $     0.17   $      0.34
=====================================================================================================================
  Weighted average shares outstanding                                        7,005,181     9,674,601    11,179,227


The accompanying notes are an integral part of these consolidated financial statements.

Natural MicroSystems Corporation

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                            Additional   Accumulated     Cumulative            Total
                                                            Common Stock       Paid-In      Earnings    Translation    Stockholders'
(In thousands)                                             Shares   Amount     Capital     (Deficit)     Adjustment           Equity
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1994                                           6,934     $ 70     $19,421      $(3,831)           $ 32         $15,692
------------------------------------------------------------------------------------------------------------------------------------
  Exercise of common stock options                            102        1         223                                          224
  Issuance of common stock under employee purchase plan        54                  327                                          327
  Tax effect of stock options                                                       87                                           87
  Unrealized holding gains                                                          (8)                                          (8)
  Foreign currency translation adjustment                                                                       148             148
  Net income                                                                                  1,275                           1,275
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1995                                           7,090       71      20,050       (2,556)            180          17,745
------------------------------------------------------------------------------------------------------------------------------------
  Common stock issued in follow-on stock offering,
   net of issuance costs                                    2,480       25      30,088                                       30,113
  Issuance of common stock related to acquisition             113        1       1,765                                        1,766
  Exercise of common stock purchase warrants                  100        1         585                                          586
  Exercise of common stock options                            106        1         306                                          307
  Issuance of common stock under employee purchase plan        47                  599                                          599
  Tax effect of stock options                                                      230                                          230
  Foreign currency translation adjustment                                                                       (94)            (94)
  Net income                                                                                  1,630                           1,630
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1996                                           9,936       99      53,623         (926)             86          52,882
------------------------------------------------------------------------------------------------------------------------------------
  Exercise of common stock options                            625        6       2,985                                        2,991
  Issuance of common stock under employee purchase plan        67        1       1,194                                        1,195
  Issuance of common stock related to acquisitions            160        2       7,401                                        7,403
  Foreign currency translation adjustment                                                                       (88)            (88)
  Net income                                                                                  3,759                           3,759
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1997                                          10,788     $108     $65,203      $ 2,833            $ (2)        $68,142
====================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Natural MicroSystems Corporation

CONSOLIDATED STATEMENT OF CASH FLOW


                                                                                                     Year Ended December 31,
                                                                                            ----------------------------------------

(In thousands)                                                                                  1995          1996          1997
------------------------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities:
  Net income                                                                                $  1,275      $  1,630       $ 3,759
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                                               882         1,778         2,995
     Loss (gain) on sale of marketable securities                                                (22)            6          (331)
     Purchased in-process research and development                                                           4,426         5,601
     Deferred income taxes                                                                       100          (335)           (1)
     Change in operating assets and liabilities:
     Accounts receivable                                                                      (3,434)       (3,134)       (6,572)
     Inventories                                                                                (862)       (1,627)       (3,321)
     Prepaid expenses and other assets                                                          (368)         (330)       (1,510)
     Income tax receivable                                                                       238           (83)
     Accounts payable                                                                            989           528          (305)
     Accrued expenses and other liabilities                                                    2,160           383         2,842
------------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                                            958         3,242         3,157
------------------------------------------------------------------------------------------------------------------------------------


Cash flow from investing activities:
  Purchases of property and equipment                                                         (1,541)       (2,797)       (7,207)
  Acquisition of intangible assets                                                                            (606)         (267)
  Purchases of marketable securities                                                          (1,347)      (52,202)      (32,983)
  Proceeds from the maturity of marketable securities                                          1,465        25,562        32,690
  Acquisition, net of cash acquired                                                                         (3,232)
  Additions to other assets                                                                   (1,447)       (1,522)          (80)
------------------------------------------------------------------------------------------------------------------------------------
Cash used in investing activities                                                             (2,870)      (34,797)       (7,847)
------------------------------------------------------------------------------------------------------------------------------------

Cash flow from financing activities:
  Payments on capital lease obligations                                                          (33)          (23)
  Payments on bank line of credit                                                                 (8)
  Payments on long-term debt                                                                     (66)         (101)
  Payment of dividends by acquired company                                                      (250)
  Payments on refundable advances                                                                              (81)          (49)
  Proceeds from refundable advances                                                              347
  Proceeds from government advances                                                              123
  Proceeds from long-term debt                                                                   202
  Proceeds from issuance of common stock, net of issuance costs                                  552        31,605         4,187
------------------------------------------------------------------------------------------------------------------------------------
Cash provided by financing activities                                                            867        31,400         4,138
------------------------------------------------------------------------------------------------------------------------------------



                                                             Continued next page

The accompanying notes are an integral part of these consolidated financial statements.

Natural MicroSystems Corporation


                                                                                     Year Ended December 31,
                                                                            ----------------------------------------
(In thousands)                                                                 1995          1996          1997
--------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                     21             4           292

Net decrease in cash and cash equivalents                                    (1,024)         (151)         (260)
--------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, beginning of year                                  7,753         6,729         6,578

--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                      $ 6,729       $ 6,578       $ 6,318
====================================================================================================================

Supplemental cash flow information:
  Interest paid                                                             $     2       $    39       $   128
  Taxes paid                                                                    981         2,340         3,748

Noncash transactions, acquisition related:
Issuance of common stock                                                                    1,766         6,903
Accrued acquisition expenses                                                                  784           236
  Assets and liabilities recognized upon acquisition of TEKnique and ViaDSP:
     Accounts receivable                                                                      122
     Inventories                                                                              136            22
     Other current assets                                                                      74            35
     Property and equipment                                                                   409           105
     Purchased in-process research and development                                          4,426         5,601
     Intangibles                                                                              757         2,417
     Notes payable                                                                             55
     Accounts payable                                                                         264           585
     Accrued expenses and other liabilities                                                   250           680


The accompanying notes are an integral part of these consolidated financial statements.

Natural MicroSystems Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description

Natural MicroSystems Corporation (the "Company"), designs, manufactures and markets integrated hardware and software products which enable others to develop and implement Open Telecommunications applications and systems.

Principles of Consolidation

The consolidated financial statements include the accounts of Natural MicroSystems Corporation and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated.

Classification

Certain prior year amounts have been reclassified to conform to the current year's presentation.

Use of Estimates

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

Foreign Currency Translation

The Company's Hong Kong and Belgian subsidiaries' operations are measured by reflecting financial results of operations as if they had taken place within a U.S. dollar based economic environment. Gains and losses resulting from transactions denominated in foreign currencies are included in income. Such gains and losses are not material for all periods presented. The Company's other foreign subsidiaries' operations are measured in their local currency. Adjustments resulting from translating these subsidiaries' financial statements to the U.S. dollar are accumulated in a separate component of consolidated stockholders' equity.

Revenue Recognition

Revenue from product sales are recorded upon shipment to the customer provided that no significant vendor obligations remain outstanding and collection of the related receivable is deemed probable by management. If insignificant vendor obligations remain after shipment of the product, the Company accrues for the estimated costs of such obligations. Service revenues are recognized ratably over applicable contract periods or as the services are performed. For certain contracts eligible under AICPA Statement of Position No. 81-1, revenue is recognized using the percentage-of-completion accounting method based upon an efforts-expended method or the completion of measurable milestones in the case of separately priced installation. In all cases, changes to total estimated costs and anticipated losses, if any, are recognized in the period in which determined.

Cash Equivalents

Cash equivalents include short-term investments with remaining maturities of three months or less at date of purchase.

Marketable Securities

Marketable securities are classified as "available for sale" and are carried at fair market value.

Allowance for Accounts Receivable

The Company has established an allowance for doubtful accounts, in the amounts of $685,000 and $642,000 at December 31, 1996 and 1997, respectively.

Inventories

Inventories are valued at the lower of cost (first-in, first-out method) or market.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is based on the following estimated useful lives of the assets using the straight-line method:

  Machinery and equipment                                   3 years
  Computer equipment                                      3-5 years
  Furniture and fixtures                                    5 years
  Telecommunications computer equipment                     5 years
  Leasehold improvements                       Shorter of the lease
                                              term or economic life

Expenditures for additions, renewals and betterments of property and equipment are capitalized. Expenditure for repairs and maintenance are charged to expense as incurred. As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations.

Goodwill

Goodwill is amortized on a straight line basis over seven years. Amortization was $102,000 and $302,000 for the years ended December 31, 1996 and 1997, respectively.

License Agreements

License agreements are stated at cost. Amortization of licenses is computed on the shorter of a per unit sold basis or over the estimated useful lives of these licenses.

Research and Development

All research and development costs are expensed as incurred.

Software Development Costs

Costs associated with the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time costs are capitalized in accordance with Statement of Financial Accounting Standards No.
86. Capitalized development costs have not been significant for any periods presented.

Financial Instruments

Financial instruments, primarily cash and cash equivalents, marketable securities, accounts receivable, and long term debt, are carried at amounts which approximate their fair value.

Income Taxes

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

New Accounting Pronouncements

In February 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," which is effective for both interim and annual periods ending after December 15, 1997. The statement requires restatement of all prior period earnings on per share data presented after the effective date. SFAS No. 128 specifies the computation, presentation and disclosure requirements for earnings per share and is substantially similar to the standards recently issued by the International Accounting Standards Committee entitled "International Accounting Standards, Earnings Per Share." The Company has adopted SFAS No. 128 in the period ending December 31, 1997.

  In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This statement requires that changes in comprehensive income be shown in a financial statement that is displayed with the same prominence as other financial statements. The statement will be effective for annual periods beginning after December 15, 1997 and the Company will adopt its provisions in fiscal 1998. Reclassification for earlier periods is required for comparative purposes. The Company is currently evaluating the impact this statement will have on its financial statements; however, because the statement requires only additional disclosure, the Company does not expect the statement to have a material impact on its financial position or results of operations.

  In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." This statement includes requirements to report selected segment information quarterly and entity-wide disclosures about products and services, major customers, and the material countries in which the entity holds assets and reports revenues. The statement will be effective for annual periods beginning after December 15, 1997 and the Company will adopt its provisions in fiscal 1998. Reclassification for earlier periods is required, unless impracticable, for comparative purposes. The Company is currently evaluating the impact this statement will have on its financial statements; however, because the statement requires only additional disclosure, the company does not expect the statement to have a material impact on its financial position or results of operations.

  In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued the statement of position ("SOP") 97-2 "Software Revenue Recognition," which will supersede SOP 91-1. SOP 97-2 has not changed the basic rules of revenue recognition but does provide more guidance particularly with respect to multiple deliverables and "when and if available" products. SOP 97-2 is effective for transactions entered into for annual periods beginning after December 15, 1997. The Company will adopt SOP 97-2 effective January 1,
1998 and does not believe its impact will be material.

Natural MicroSystems Corporation

DEPENDENCE ON OUTSIDE SUPPLIERS AND CONTRACT ASSEMBLY MANUFACTURERS

The Company relies on various suppliers of components for its products. Many of these components are standard and generally available from multiple sources, however, certain custom integrated circuits and other devices which are components of one or more of the Company's products are acquired from single source suppliers to the Company. Although the Company believes it could develop other sources for each of these custom devices, the process could take several months, and the inability or refusal of any such source to continue to supply devices could have a material adverse effect on the Company pending the development of an alternative source. The Company also currently relies on a single contract manufacturer to assemble certain printed circuit boards for each of its North American and European operations. Although a number of such contract manufacturers exist, the interruption or termination of the Company's current manufacturing relationships could have a short-term adverse effect on the Company's business.

MERGERS AND ACQUISITIONS

On November 29, 1995, the Company issued 1,440,000 shares of its common stock in exchange for all of the outstanding shares of VOX S.A. and an affiliate ("VOX"). The transaction was accounted for as a pooling of interest and accordingly, the Company's consolidated financial statements for 1995 have been restated to include the accounts and results of VOX. In connection with the transaction, $1.9 million of costs associated with the acquisition were charged to expense for the year ended December 31, 1995.

  On June 14, 1996, the Company paid $3.6 million in cash and issued 82,958 shares of its common stock for all the outstanding shares of Tek-Nique, Inc. and an affiliate ("TEKnique"). Costs associated with the transaction were $284,000 for a total initial purchase price of $5.7 million. The transaction was accounted for as a purchase and accordingly, the purchase price was allocated to assets purchased and liabilities assumed based on their fair values at the date of acquisition. The Company's consolidated financial statements for 1996 include the accounts and results of TEKnique from the date of acquisition. In connection with the transaction, $4.4 million of purchased in-process research and development costs were charged to operations for the year ended December 31, 1996. The technological feasibility of the purchased in-process technology had not yet been established and the technology had no alternative future use. During the year ended December 31, 1997, $1.9 million of additional purchase price consideration was earned and included in goodwill at that date. Additional consideration of $625,000 is payable for 1998 based upon future revenues and operating results.


Total purchase price was allocated as follows:
  Working capital                                                     $   81
  Property and equipment                                                 409
  In-process research and development                                  4,426
  Goodwill                                                             2,632
--------------------------------------------------------------------------------
                                                                      $7,548
================================================================================

On October 31, 1997, the Company issued 144,562 shares of its common stock for all of the outstanding shares of ViaDSP, Inc. ("ViaDSP"). Costs associated with the transactions were $236,000 for a total purchase price of $7.1 million. The transaction was accounted for as a purchase and accordingly, the purchase price was allocated to assets purchased and liabilities assumed based on their fair values at the date of acquisition. The Company's consolidated financial statements for 1997 include the accounts and results of ViaDSP from the date of acquisition. In connection with the transaction, $5.6 million of purchased in-process research and development costs were charged to operations for the year ended December 31, 1997. The technological feasibility of the purchased in-process technology had not yet been established and the technology had no alternative future use.

Total purchase price was allocated as follows:
  Working capital                                                     $ (984)
  Property and equipment                                                 105
  In-process research and development                                  5,601
  Goodwill                                                             2,417
--------------------------------------------------------------------------------
                                                                      $7,139
================================================================================


BUSINESS AND CREDIT CONCENTRATION

No customer accounted for 10.0% of the Company's revenues for the year ended December 31, 1997. One customer accounted for 13.9% and another for 11.9% of the Company's revenues for the years ended December 31, 1996 and 1995, respectively. As is customary in the Company's industry, the Company does not require collateral on accounts receivable. The Company routinely evaluates its customers' creditworthiness before extending credit. Expected credit losses are reserved for and actual losses have been within management's expectations.

MARKETABLE SECURITIES

Marketable securities categorized as "available for sale" are carried at their fair value of $134,000, $26.8 million and $27.0 million at December 31, 1995, 1996 and 1997, respectively. Proceeds and gross realized gains (losses) from sale of securities for the years ended December 31, 1995, 1996 and 1997, were 1.5 million, $25.6 million and $32.7 million and $22,000, ($6,000) and $331,000, respectively.


INVENTORIES

Inventories consist of the following:
                                                            1996          1997
--------------------------------------------------------------------------------
Raw materials                                             $1,231        $  558
Work in process                                            2,390         4,277
Finished goods                                             1,798         3,793
--------------------------------------------------------------------------------
                                                          $5,419        $8,628

================================================================================

PROPERTY AND EQUIPMENT

Property and equipment consist of the following:
                                                            1996          1997
--------------------------------------------------------------------------------
Computer equipment                                       $ 4,164       $ 6,537
Computer software                                            872         1,775
Furniture and fixtures                                       805         1,577
Machinery and equipment                                      864         1,019
Evaluation units                                              70            70
Leasehold improvements                                       438         3,195
--------------------------------------------------------------------------------
                                                           7,213        14,173
--------------------------------------------------------------------------------
Less accumulated depreciation and amortization            (3,305)       (5,064)
--------------------------------------------------------------------------------
                                                         $ 3,908       $ 9,109
================================================================================

INCOME TAXES

The components of income tax expense consist of the following:

                                                        1995     1996     1997
--------------------------------------------------------------------------------
Current income tax expense:
  Federal                                            $   898   $2,410   $4,161
  State                                                  174      358      361
  Foreign                                                178      166      237
--------------------------------------------------------------------------------
                                                       1,250    2,934    4,759
Charge in lieu of tax                                              44
Deferred income tax expense (benefit):
  Federal                                                (65)    (298)     252
  State                                                  (17)     (70)      61
  Foreign                                                182       33     (314)
--------------------------------------------------------------------------------
                                                         100     (335)      (1)
--------------------------------------------------------------------------------
                                                      $1,350   $2,643   $4,758
================================================================================

Deferred tax assets consist of the following:

                                                            1996          1997
--------------------------------------------------------------------------------
Net operating loss carryforward                           $1,803        $1,877
Tax credit carryforwards                                     271
Bad debts                                                    129            75
Accrued vacation                                              45            55
Inventories                                                  127           201
Other                                                         18            19
--------------------------------------------------------------------------------
                                                           2,393         2,227
--------------------------------------------------------------------------------
Valuation allowance                                       (1,266)
--------------------------------------------------------------------------------
                                                           1,127         2,227

Deferred tax liabilities consist of the following:

Book income on foreign fixed price contracts in
 excess of tax                                                52            56
Fixed Assets                                                               117
Other                                                          3
--------------------------------------------------------------------------------
                                                         $ 1,072       $ 2,054
================================================================================

Natural MicroSystems Corporation

For U.S. federal income tax purposes, the Company has net operating loss carryforwards of approximately $3.1 million. These carryforwards expire beginning in 2004 and a portion of such carryforwards are subject to an annual limitation under Internal Revenue Code section 382. The Company also has a foreign net operating loss carryforward of approximately $1.8 million.

  The difference between the total expected income tax expense computed by applying the federal income tax rate of 34.0% to income before income taxes and the reported income tax expense is as follows:

Year Ended December 31,                                 1995     1996     1997
--------------------------------------------------------------------------------
Computed expected tax expense at
  U.S. federal statutory rate                           34.0%    34.0%    34.0%
State income taxes, net of U.S. federal tax benefit      3.9      4.5      5.8
Rate differential of foreign operations                  0.4               1.1
Utilization of federal net operating loss
 carryforwards                                                   (6.0)
U.S. federal research and development credits           (3.2)    (3.0)    (2.0)
Change in valuation allowance                           (6.2)    (3.4)    (6.0)
Non-deductible merger costs                             24.9
Goodwill                                                                   0.6
Other                                                   (2.4)              0.2
--------------------------------------------------------------------------------
Effective tax rate before in-process research and
  development charge                                    51.4%    26.1%    33.7%
Impact of charge for in-process research
  and development                                                35.8     22.2
--------------------------------------------------------------------------------
Effective tax rate                                      51.4%    61.9%    55.9%
================================================================================

The domestic and foreign components of earnings before income tax were:

Year Ended December 31,                                 1995     1996     1997
--------------------------------------------------------------------------------
Domestic                                              $2,047   $3,850   $9,157
Foreign                                                  578      423     (640)
--------------------------------------------------------------------------------
                                                      $2,625   $4,273   $8,517
================================================================================

ACCRUED EXPENSES AND OTHER LIABILITIES

Components of accrued expenses and other liabilities consist of the following:

                                                            1996          1997
--------------------------------------------------------------------------------
Compensation and related expenses                         $2,516        $3,577
Income taxes payable                                         547         1,443
Other liabilities                                          1,045         2,835
--------------------------------------------------------------------------------
                                                          $4,108        $7,855
================================================================================

INDEBTEDNESS

Bank Lines of Credit

At December 31, 1997, the Company has an unsecured $3.0 million bank line of credit for working capital purposes. At December 31, 1997 there were no borrowings outstanding under the line and the full line was available. Borrowings under this line bear interest at the bank's prime rate plus .25% (8.50% at December 31, 1997). The line of credit has an expiration date of December 8, 1998. The Company is subject to certain covenants such as profitability and equity levels, leverage and liquidity ratios, and may not pay dividends without the bank's consent. At December 31, 1997, the Company was in compliance with its debt covenants.

  The Company has a 2.0 million French franc line of credit with a European bank. At December 31, 1997, there were no borrowings outstanding under this line and the full line was available. Borrowings under this line bear interest at rates ranging from 7.5% to 8.95%. Borrowings are secured by certain of the Company's assets. In September 1997 the Company established a $15.0 million unsecured foreign exchange line of credit with a bank.

  Included in long term obligations is a government advance of $349,000 and $299,000 at December 31, 1996 and 1997, respectively. This represents an interest free loan from the French government repayable from the proceeds of export sales from France. The Company also had $38,000 of capital leases.

EARNINGS PER SHARE

The following is a reconciliation of basic and diluted EPS computations for net income, pursuant to SFAS 128:


                                                                                              Year Ended 1997
                                                                            ------------------------------------------------
                                                                                   Income            Shares     Per Share
(In thousands except for share and per share data)                            (Numerator)     (Denominator)        Amount
----------------------------------------------------------------------------------------------------------------------------
Basic EPS (income available to all shareholders)                                   $3,759        10,481,340         $0.36
Effect of dilutive securities (stock options)                                                       697,887
----------------------------------------------------------------------------------------------------------------------------
Diluted EPS (income available to common
  stockholders + assumed conversions)                                              $3,759        11,179,227         $0.34
============================================================================================================================


                                                                                              Year Ended 1996
                                                                            ------------------------------------------------
                                                                                   Income            Shares     Per Share
(In thousands except for share and per share data)                            (Numerator)     (Denominator)        Amount
----------------------------------------------------------------------------------------------------------------------------
Basic EPS (income available to all shareholders)                                   $1,630         9,370,202         $0.17
Effect of dilutive securities (stock options)                                                       304,399
----------------------------------------------------------------------------------------------------------------------------
Diluted EPS (income available to common
  stockholders + assumed conversions)                                              $1,630         9,674,601         $0.17
============================================================================================================================


                                                                                              Year Ended 1995
                                                                            ------------------------------------------------
                                                                                   Income            Shares     Per Share
(In thousands except for share and per share data)                            (Numerator)     (Denominator)        Amount
----------------------------------------------------------------------------------------------------------------------------
Basic EPS (income available to all shareholders)                                  $1,275         7,002,132         $0.18
Effect of dilutive securities (stock options)                                                        3,049
Diluted EPS (income available to common
  stockholders + assumed conversions)                                             $1,275         7,005,181         $0.18
============================================================================================================================


STOCK OPTIONS AND STOCK PURCHASE PLANS

1989 Stock Option and Stock Purchase Plan

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

1993 Employee Stock Option Plan

In October 1993, the Company's Board of Directors adopted the 1993 Stock Option Plan (the "1993 Plan"). The 1993 Plan permits both incentive and non-statutory options to be granted to employees, directors and consultants. In March 1996, the Board of Directors adopted and in May 1996, the Company's stockholders approved (i) an increase in the number of shares available under the 1993 Plan from 980,000 to 1.5 million (ii) a requirement that the exercise price of options granted under the 1993 Plan be at least equal to the fair market value of the Company's common stock on the date of grant.

1995 Employee Stock Option Plan

In October 1995, the Company's Board of Directors adopted the 1995 Employee Stock Option Plan (the "1995 Plan'). The 1995 Plan permits non-statutory options to be granted to non-executive officer employees and consultants of the Company. In December 1996, the Board of Directors amended the plan to increase the number of shares available to purchase to 800,000 shares of common stock. The exercise price of non-statutory options may not be less than 100% of the fair market value of the company's common stock on the date of grant.

The following table presents the activity for options under the Plans:

Natural MicroSystems Corporation


                                                 Year Ended December 31, 1995        Year Ended December 31, 1996
                                               --------------------------------    --------------------------------
                                                             Weighted Average                    Weighted Average
                                                  Options      Exercise Price         Options      Exercise Price
-------------------------------------------------------------------------------------------------------------------
Outstanding at beginining of period               772,312               $2.41       1,548,867              $ 6.57
Granted                                           875,400                9.78         656,440               17.79
Exercised                                         (82,727)               1.80        (104,596)               2.86
Forfeited or expired                              (16,118)               5.58         (13,554)               8.12
-------------------------------------------------------------------------------------------------------------------
Outstanding at end of period                    1,548,867                6.63       2,087,157               10.32
-------------------------------------------------------------------------------------------------------------------
Exerciseable at end of period                     411,091               $1.64         713,616              $ 4.83
===================================================================================================================


                                                 Year Ended December 31, 1997
                                               --------------------------------
                                                             Weighted Average
                                                 Options       Exercise Price
-------------------------------------------------------------------------------
Outstanding at beginining of period             2,087,157              $10.28
Granted                                           338,155               28.66
Exercised                                        (622,772)               4.77
Forfeited or expired                              (36,289)              15.89
-------------------------------------------------------------------------------
Outstanding at end of period                    1,766,251               15.68
-------------------------------------------------------------------------------
Exerciseable at end of period                     609,092              $10.76
===============================================================================


The following table summarizes information concerning currently outstanding and exercisable options as of December 31, 1997:

                                   Weighted
                                    Average    Weighted                 Weighted
     Range of                     Remaining     Average                  Average
     Exercise         Number    Contractual    Exercise        Number   Exercise
       Prices    Outstanding           Life       Price   Exercisable      Price
--------------------------------------------------------------------------------
 $0.17-$10.00        585,827           10.5        6.68       329,460       6.01
$10.01-$20.00        720,739            8.1       14.42       229,873      14.17
$20.01-$30.00        348,935            6.7       24.69        49,759      26.45
$30.01-$40.00         40,050            9.3       34.68
$40.01-$50.00         70,700            9.8       47.88
--------------------------------------------------------------------------------
                   1,766,251            8.8                   609,092      15.68
================================================================================


1993 Non-Employee Directors Stock Option Plan

In October 1993, the Company's Board of Directors adopted the 1993 Non-Employee Directors Stock Option Plan (the "Directors Plan") which provides for the purchase of up to 120,000 shares of common stock pursuant to the grant of non-statutory stock options to directors who are not employees of the Company. In March 1996 the Board of Directors adopted and in May 1996 the Company's stockholders approved (i) an increase in the number of shares for which options shall be granted to newly elected non-employee directors from 10,000 to 15,000 and (ii) an increase in the number of shares for which options shall be granted to incumbent non-employee directors from 2,000 to 5,000. The exercise price of the options may not be less than 100% of the fair market value of the Company's Common Stock on the date of the grant. As of December 31, 1997, 92,500 shares had been granted at prices ranging from $4.88 to $49.25 per share.


1993 Employee Stock Purchase Plan

The 1993 Employee Stock Purchase Plan ("Purchase Plan") which was adopted by the Board of Directors in 1993 and amended by the Company's stockholders in 1996, permits employees and officers of the Company to participate in periodic plan offerings, in which payroll deductions may be used to purchase shares of common stock. The purchase price is 85% of the lower of the fair market value at the date the offering commences or terminates. The Company has reserved 200,000 shares for the Purchase Plan. As of December 31, 1997, 171,781 shares have been issued under the Purchase Plan at purchase prices ranging from $3.71 to $17.85 per share.

Other Stock Option Information

The Company has granted certain employees and consultants non-statutory stock options to purchase 218,136 shares of the Company's common stock at exercise prices ranging from $0.17 to $21.50, the fair market value on the date of grant. The options vest from one to four years. At December 31, 1997, 141,091 were vested.

  The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option and employee stock purchase plan.

  The weighted average fair value at date of grant for stock options granted during the years ended December 31, 1995, 1996 and 1997 was $4.64, $9.04 and $14.95, respectively. The fair value of each option granted during the years ended December 31, 1995, 1996 and 1997 is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: an expected life of five years, no dividend yield, 50.0% expected volatility, and a risk free interest rate of 6.2% for 1995 and 1996 and 6.6% for 1997.

  Had compensation cost for the Company's stock option grants been determined based on the fair value at the grant dates, as calculated in accordance with SFAS No. 123, the Company's net income (loss) and net income (loss) per diluted common share for the years ended December 31, 1995, 1996 and 1997, are estimated to be $449,000, ($432,000) and $571,000 and $0.06, ($0.04) and $0.05,
respectively, using the Black-Scholes option pricing model.

  The effects of applying SFAS No. 123 in this disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to 1995 and additional awards in future years are anticipated.


COMMITMENTS

The Company leases its current manufacturing and office facilities under noncancelable leases extending to April 30, 2012. The Company occupies other facilities under leases which expire within one year. Rental expense under all operating lease agreements in effect during December 31, 1995, 1996 and 1997 amounted to approximately $317,000, $569,000, and $1.2 million, respectively.

  The Company entered into an additional lease in January 1998 for expansion to an adjacent facility under construction. The lease term is 10 years beginning in January 1999, with an annual rent of $630,000 in the initial year, increasing to $684,000 in the last year of occupancy and requires payment of operating expenses and taxes.

  At December 31, 1997, commitments under operating leases for minimum future payments consist of the following:


Year ending December 31,                                                 Leases
--------------------------------------------------------------------------------
1998                                                                    $ 1,161
1999                                                                      1,761
2000                                                                      1,976
2001                                                                      1,870
2002                                                                      1,898
Thereafter                                                               16,293
--------------------------------------------------------------------------------
                                                                        $24,959
================================================================================


SEGMENT AND GEOGRAPHIC INFORMATION

The Company operates in one industry segment: the design, manufacture and marketing of integrated hardware and software products which enable others to develop and implement Open Telecommunication applications.


                           North America    Europe    Other  Corporate    Total
--------------------------------------------------------------------------------
Net Sales to unaffiliated
Customers:
  1997                           $54,358   $11,393   $9,612             $75,363
  1996                            35,454    12,794    3,216              51,464
  1995                            18,656    11,742    2,437              32,835
Income from operations:
  1997                           $ 7,900   $(1,876)  $1,295             $ 7,319
  1996                             1,446       118    1,501               3,065
  1995                             3,401       615      184               4,200
Identifiable assets:
  1997                           $45,242   $ 7,616   $  800    $28,035  $81,693
  1996                            28,138     5,956      729     27,839   62,662
  1995                            11,468     6,927    1,002      7,131   26,528

Natural MicroSystems Corporation

SELECTED FINANCIAL DATA






                                                                                                December 31,
                                                                    ----------------------------------------------------------------
(In thousands except per share data)                                   1993          1994          1995         1996         1997
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                                            $16,101       $22,383       $32,835      $51,464      $75,363
Gross profit                                                         10,060        13,747        21,350       33,070       50,065
Operating income                                                      2,493         2,206         4,200        3,065        7,319
Income before income taxes                                            2,442         2,434         2,625        4,273        8,517
Income tax expense (benefit)                                            560          (383)        1,350        2,643        4,758
Net income                                                            1,882         2,817         1,275        1,630        3,759

Diluted income per common share                                     $  0.39       $  0.40       $  0.18      $  0.17      $  0.34
Diluted weighted average common shares outstanding                    4,864         6,998         7,005        9,675       11,179

Pro forma diluted income per share without acquisition charges      $  0.39       $  0.40       $  0.45/1/   $  0.63/2/   $  0.84/2/
Pro forma diluted weighted average shares outstanding without
 acquisition charges                                                  4,864         6,998         7,005/1/     9,675/2/    11,179/2/

Total assets                                                        $ 9,245       $20,749       $26,396      $62,662      $81,693
Long term obligations less current portion                              105            27            93          392          243



/1/ Pro forma net income and net income per common share exclude the effect of costs of $1,911 in connection with the VOX merger.

/2/ Pro forma net income and net income per common share exclude the charges to expense for purchased in-process research and development of $4,426 and $5,601 for 1996 and 1997, respectively.

Natural MicroSystems Corporation

PRICE RANGE OF COMMON STOCK





The Company's Common Stock is traded on the Nasdaq National Market under the symbol "NMSS." The following table sets forth for the fiscal periods indicated the high and low sale prices of the Company's Common Stock as reported on the Nasdaq National Market.

                                                               High          Low
--------------------------------------------------------------------------------
1996
First quarter                                                $16.00       $11.00
Second quarter                                                21.50        14.38
Third quarter                                                 25.00        13.13
Fourth quarter                                                32.75        21.50

1997
First quarter                                                $37.25       $19.25
Second quarter                                                36.00        19.00
Third quarter                                                 42.50        32.87
Fourth quarter                                                53.50        36.00


As of February 16, 1998, the Company had 206 stockholders of record and approximately 2,500 beneficial holders.

CORPORATE INFORMATION                                            [PHOTOS APPEAR
                                                                      HERE]

BOARD OF DIRECTORS            CORPORATE OFFICERS                                        STOCKHOLDERS' INFORMATION
Robert P. Schechter           Robert P. Schechter        John F. Kennedy                Stock Trading Information
CHAIRMAN OF THE BOARD         CHAIRMAN, PRESIDENT        VICE PRESIDENT OF              Nasdaq National Market
PRESIDENT AND CHIEF           AND CEO                    FINANCE                        Symbol NMSS
EXECUTIVE OFFICER OF                                     CHIEF FINANCIAL
NATURAL MICROSYSTEMS          Ronald J. Bleakney         OFFICER AND                    Transfer Agent
CORPORATION                   SENIOR VICE PRESIDENT      TREASURER                      State Street Bank and Trust
                              SALES                                                     Box 8200
Charles T. Foskett                                       George D. Konlopidis, Ph.D.    Boston, MA 02266
SENIOR VICE PRESIDENT         Charles T. Foskett         VICE PRESIDENT OF
INTERNATIONAL MARKET          SENIOR VICE PRESIDENT      ENGINEERING                    Counsel
DEVELOPMENT                   INTERNATIONAL MARKET                                      Choate, Hall, & Stewart
NATURAL MICR0SYSTEMS          DEVELOPMENT                Deborah K. Louis               53 State Street
CORPORATION                                              VICE PRESIDENT OF              Exchange Place
                              Dorothy A. Terrell         OPERATIONS                     Boston, MA 02109
Zenas W. Hutcheson III        SENIOR VICE PRESIDENT
GENERAL PARTNER               OF CORPORATE               Kay J. Meckes                  Independent Auditors
ST. PAUL VENTURE              OPERATIONS AND             VICE PRESIDENT OF              Coopers and Lybrand L.L.P.
CAPITAL                       PRESIDENT OF               HUMAN RESOURCES                One International Place
                              SERVICES GROUP                                            Boston, MA 02110
W. Frank King, Ph.D.                                     Robert M. Stack
CHIEF EXECUTIVE               R. Brough Turner           VICE PRESIDENT OF              Annual Meeting of Stockholders
OFFICER                       SENIOR VICE PRESIDENT      INFORMATION TECHNOLOGY         The Annual Meeting of
PSW TECHNOLOGIES, INC.        TECHNOLOGY                                                Stockholders of Natural
                                                         Critz Chan                     MicroSystems Corporation will be
Pamela D. A. Reeve            Wendell E. Bishop          GENERAL MANAGER                held on Thursday, April 16, 1998
CHIEF EXECUTIVE OFFICER       CHIEF SCIENTIST            NATURAL MICROSYSTEMS           at 1:00 PM, at the Company's
LIGHTBRIDGE, INC.                                        (ASIA) LTD.                    headquarters, 100 Crossing
                              Dianne L. Callan                                          Boulevard, Framingham,
Ronald W. White               VICE PRESIDENT AND         Herve Manceron                 MA, 01702
GENERAL PARTNER               GENERAL COUNSEL            GENERAL MANAGER
GSM CAPITAL                                              NATURAL MICROSYSTEMS           Form 10-K
                              Allen P. Carney            EUROPE S.A.                    Stockholders wishing a copy of
                              VICE PRESIDENT                                            Form 10-K may receive one free
                              OF MARKETING AND           Guillerrmo M. J. Redondo       of charge by contacting investor
                              BUSINESS DEVELOPMENT       GENERAL MANAGER                relations at (508) 271-1204
                              LATIN AMERICA S.A.         NATURAL MICROSYSTEMS           or by email at info@nmss.com

[PHOTOS APPEAR HERE]

CORPORATE INFORMATION


                          CORPORATE HEADQUARTERS            REGIONAL OFFICES
                          Natural MicroSystems              United States
                          100 Crossing Blvd.
                          Framingham, MA 01702-5406         Campbell, California

                          Tel: +1 800 533 6120              Los Angeles, California
                          Tel: +1 508 620 9300
                          Fax: +1 508 620 9313              Marietta, Georgia

                          www.nmss.com                      Schaumburg, Illinois

                                                            Red Bank, New Jersey

                                                            Dallas, Texas

                                                            Annandale, Virgina

                                                            International

                                                            Natural MicroSystems Latin America S.A.
                                                            Buenos Aires, Argentina
                                                            Houston, Texas

                                                            Natural MicroSystems Europe S.A.
                                                            Paris, France

                                                            Natural MicroSystems Europe GmbH
                                                            Frankfurt, Germany

                                                            Natural MicroSystems
                                                            Iberica
                                                            Madrid, Spain

                                                            Natural MicroSystems, Ltd.
                                                            Cambridge, England U.K.

                                                            Natural MicroSystems (Asia), Ltd.
                                                            Kowloon, Hong Kong

                                                            Natural MicroSystems Japan K.K.
                                                            Tokyo, Japan

                                                            Natural MicroSystems Singapore Pte., Ltd.
                                                            Singapore

                                                            Natural MicroSystems PRC
                                                            Beijing, China

Natural MicroSystems, Open Telecommunications, CT Access, Fusion, and TX are trademarks of Natural MicroSystems Corp. Alliance Generation and Watson are registered trademarkes of Natural MicroSystems Corp. MVP is a trademark of GO-MVIP, Inc. All other product or corporate references may be trademarks or registered trademarks of their respective companies.